EIGHTH MODIFICATION TO SECURED PROMISSORY NOTE AND WAIVER OF DEFAULTS

THIS EIGHTH MODIFICATION TO SECURED PROMISSORY NOTE AND WAIVER OF DEFAULTS (this "Modification"), effective as of January 23, 2015, is entered into by and among KCI INVESTMENTS, LLC, a Nevada limited liability company ("KCI"), PREFERRED RESTAURANT BRANDS, INC., a Florida corporation ("PRB" and, together with KCI, each a "Borrower" and collectively, "Borrowers") and CBC PARTNERS I, LLC, a Washington limited liability company, or its assigns ("Lender").

RECITALS

WHEREAS, Borrowers are currently indebted to Lender pursuant to the terms and conditions of that certain Secured Promissory Note by and among Borrowers and Lender dated as of June 22, 2012, as modified pursuant to that certain First Modification to Secured Promissory Note dated as of July 19, 2012, that certain Second Modification to Secured Promissory Note dated as of October 22, 2012, that certain Third Modification to Secured Promissory Note dated as of July 19, 2013, that certain Fourth Modification to Secured Promissory Note dated as of November 19, 2013, that certain Fifth Modification to Secured Promissory Note dated as of January 19, 2014, that certain Sixth Modification to Secured Promissory Note dated as of April 19, 2014, and that certain Seventh Modification to Secured Promissory Note dated as of October 31, 2014 (the "Seventh Modification") and as further amended from time to time (the "Note");

WHEREAS, Borrowers are currently in default under the terms of the Note as a result of (i) transferring assets outside the ordinary course of business to various subsidiaries of KCI in violation of Section 6.11 of the Note; (ii) failing to provide the certified resolutions and warrants of KCI Holding 1, LLC ("Holdings") in violation of Section 19 of the Seventh Modification, and (iii) failing to deliver a fully executed springing blocked account agreement by and among Kenneth M. Antos ("Antos"), Lender and JPMorgan Chase & Co. or its affiliate in violation of Section 21 of the Seventh Modification (the "Existing Defaults");

WHEREAS, PRB desires to obtain secured funding from TCA Global Credit Master Fund, LP ("TCA") pursuant to those certain Securities Purchase Agreement and Secured Redeemable Debenture, each dated December 31, 2014, which (absent written approval by Lender) would violate Sections 6.4 and 6.5 of the Note; and

WHEREAS, Borrowers have asked that Lender waive the Existing Defaults and approve the indebtedness and liens in favor of TCA, and Lender has agreed to such requests, subject to the terms and conditions set forth in this Modification;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Note shall be amended as follows:

1.   <u>Waiver</u>. Lender waives its default rights with respect to the Existing Defaults. This waiver applies only to the Existing Defaults and, except as to the Existing Defaults, the

execution of this Modification and the acceptance of all other agreements and instruments related hereto shall not be deemed to be a waiver of any default or Event of Default under the Note or a waiver of any breach, default or event of default under any Loan Document. Except as expressly set forth herein, all terms and conditions of the Note remain in full force and effect without waiver or modification. Each Borrower represents and warrants that as of the date hereof, there are no claims or offsets against or defenses or counterclaims to such Borrower's obligations under the Note or any Ancillary Document.

2.   <u>Consent to Exceptions to Negative Covenants</u>. Lender approves, as an exception to Sections 6.4 and 6.5 of the Note, the indebtedness of PRB to TCA in the amount of $2,000,000 and security interests in the assets of the Borrowers to secure that amount, subject to the terms and conditions herein, including execution of an Intercreditor Agreement in form and substance satisfactory to Lender in its discretion.

3.   <u>No Other Changes</u>. Except as explicitly amended by this Modification, all of the terms and conditions of the Note shall remain in full force and effect and shall apply to any Advance or Letter of Credit thereunder.

4.   <u>Representations and Warranties</u>. Each Borrower hereby represents and warrants to Lender as follows:

(a)   Such Borrower has all requisite power and authority to execute this Modification and any other agreements or instruments required hereunder and to perform all of its obligations hereunder, and this Modification and all such other agreements and instruments has been duly executed and delivered by such Borrower and constitute the legal, valid and binding obligation of such Borrower, enforceable in accordance with its terms.

(b)   The execution, delivery and performance by such Borrower of this Modification and any other agreements or instruments required hereunder have been duly authorized by all necessary corporate action and do not (i) require any authorization, consent or approval by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) violate any provision of any law, rule or regulation or of any order, writ, injunction or decree presently in effect, having applicability to such Borrower, or the governing documents of such Borrower, or (iii) result in a breach of or constitute a default under any indenture or loan or credit agreement or any other agreement, lease or instrument to which such Borrower is a party or by which it or its properties may be bound or affected.

(c)   All of the representations and warranties contained in Section 4 of the Note are correct on and as of the date hereof as though made on and as of such date, except to the extent that such representations and warranties relate solely to an earlier date.

(d)   As of the date of this Modification, there exists no Event of Default as defined in the Note, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute any such Event of Default, other than the Existing Defaults.

5.   <u>No Waiver</u>. The execution of this Modification and the acceptance of all other agreements and instruments related hereto shall not be deemed to be a waiver of any default or

Event of Default under the Note or a waiver of any breach, default or event of default under any Loan Document, except as expressly stated herein.

6.   Conditions Precedent. The execution and performance of this Modification by Lender is subject to the following conditions precedent:

(a)   Execution by each Borrower and delivery to Lender of this Modification, in form and substance satisfactory to Lender.

(b)   Execution by Borrowers and delivery to Lender of a Pledge Agreement, in form and substance satisfactory to Lender.

(c)   Execution by PRB and delivery to Lender of a Warrant Agreement for five hundred thousand (500,000) shares of PRB, in form and substance satisfactory to Lender.

(d)   Execution by KCI Restaurant I LLC, KCI Restaurant II LLC, PRB I LLC, and any other subsidiaries of Borrowers (collectively, the "Subsidiaries") and delivery to Lender of a Security Agreement, in form and substance satisfactory to Lender.

(e)   Execution by the Subsidiaries and delivery to Lender of a Guaranty, in form and substance satisfactory to Lender.

(f)   Delivery to Lender of satisfactory evidence of corporate authority of Borrowers and the Subsidiaries to take the action and execute the documents required by this Modification, including by PRB for the Warrant Agreement referenced in clause (c), in each case, in form and substance satisfactory to Lender.

(g)   Execution by each of the Guarantors of the Agreement and Acknowledgement of Guarantors attached hereto.

(h)   Delivery to Lender of a fully executed Intercreditor Agreement by and among Lender, Borrowers, and TCA, in form and substance satisfactory to Lender.

(i)   Payment in full and in good funds of all fees and expenses of Lender incurred in connection with this Modification, including (without limitation) attorneys' fees and expenses for the preparation, negotiation, examination and enforcement of documents (including, without limitation, this Modification and any Ancillary Documents executed or delivered in connection herewith, and all other fees and costs incidental to the closing of this Modification and the making of the Loan) for which Lender has made demand.

(j)   The representations and warranties in Section 4 of the Note shall be true and correct as of the date of this Modification.

(k)   Since September 30, 2014, there shall have been no material adverse change, as determined by Lender, in the financial condition or business of either Borrower (or any guarantor hereunder), nor any material decline, as determined by Lender, in the market value of any collateral required hereunder or a substantial or material portion of the assets of either Borrower (or any such guarantor).

7.   Holdings Resolutions and Warrant.

(a)   Within thirty (30) days of the date hereof (which date may be extended in Lender's sole discretion), Borrowers shall deliver to Lender evidence satisfactory to Lender in its discretion of the ratification of the conversion of 5,858,225 membership units of KCI into an equal number of membership units of Holdings and the issuance of 5,858,225 membership units of Holdings to Lender.

(b)   Borrowers shall take all actions necessary, in good faith, to cause Holdings to issue membership units in Holdings to Lender, within thirty (30) days of the date hereof (which date may be extended in Lender's sole discretion), based upon the exercise of those certain Warrants to Purchase Membership Units issued by KCI dated July 19, 2012, October 22, 2012, and November 19, 2013, for an aggregate of 5,858,225 membership units in Holdings.

(c)   Within thirty (30) days of the date hereof (which date may be extended in Lender's sole discretion), Borrowers shall deliver to Lender evidence satisfactory to Lender in its discretion of the assignment and assumption by Holdings reflecting the exchange of those certain Warrants to Purchase Membership Units issued by KCI dated April 19, 2014, for an aggregate of 1,818,574 membership units of KCI, for warrants issued by Holdings to Lender for an aggregate of 1,818,574 membership units of Holdings.

8.   Account Ownership. Within fifteen (15) days of the date hereof (which date may be extended in Lender's sole discretion), Borrower shall cause Kenneth M. Antos ("Antos") to change the ownership of account number 8712783477, routing number 322271627 (the "Account") with JPMorgan Chase & Co. or its affiliate ("Chase") (which is the Account in which Antos deposits or receives payments under that certain Settlement Agreement and Mutual Release, as amended by and among Twin Towers Trading Site Management, LLC, Jeffrey Brandon, Eric Scholer, David L. Beacklean, SMG Group, Inc., and Antos, dated as of September 1, 2012 (the "Settlement Agreement")) to provide for Lender as sole owner and signatory thereunder (the "Ownership Change"), including executing and delivering to Lender or Chase any documents or instruments necessary to effect such change. Lender agrees that, following the Ownership Change, upon receipt of notice from Antos to Lender of the receipt of any payment into the Account pursuant to the Settlement Agreement, provided that no Event of Default has occurred and is continuing at such time, Lender shall promptly and in any event within five (5) days transfer such funds to Antos pursuant to wire instructions provided by Antos from time to time. Antos hereby grants and transfers to Lender a security interest in and lien on the Account and all funds now or hereafter deposited into the Account.

9.   References. All references in the Note to "this Secured Promissory Note" shall be deemed to refer to the Note as amended hereby, and any and all references in the Ancillary Documents to the Note shall be deemed to refer to the Note as amended hereby. All references in the Note and all Modifications to Note to the "Loan Documents" shall be deemed to refer to the "Ancillary Documents," as such may be amended or modified. Capitalized terms used herein

and not defined herein shall have the meanings assigned thereto in the Note. Failure by any Borrower or Guarantor to strictly comply with the terms of this Modification shall constitute an Event of Default under the Note.

10. <u>Miscellaneous</u>. This Modification and each of the Agreement and Acknowledgement of Guarantors may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which counterparts, taken together, shall constitute one and the same instrument. Electronic delivery of an original signature shall constitute an original signature.

11. <u>Ratification</u>. KCI agrees that any and all actions taken previously hereto by Antos as "Managing Member" or "Manager" on behalf of KCI in connection with the transactions contemplated by the Note and the Ancillary Documents, including execution of any such documents, be, and they hereby are, authorized, ratified, and confirmed in all respects, regardless of the title used.

12. <u>Statutory Notice</u>. **ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.**

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IN WITNESS WHEREOF, the parties hereto have caused this Modification to be duly executed as of the date first above written.

BORROWERS:

KCI INVESTMENTS, LLC,
a Nevada limited liability company

By: Kenneth M. Antos
Its: Manager

Address: 4033 S. Dean Martin Drive
Las Vegas, NV 89103

PREFERRED RESTAURANT BRANDS, INC.,
a Florida corporation

By: Kenneth M. Antos
Its: President

Address: 4033 S. Dean Martin Drive
Las Vegas, NV 89103

LENDER:

CBC PARTNERS I, LLC,
a Washington limited liability company

By: John Otter
Its: Authorized Manager Representative

Address: 777 108th Ave NE
Suite 1895
Bellevue, WA 98004
Facsimile: (425) 688-7003

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GUARANTY

This GUARANTY (the "Guaranty") is made as of January 23, 2015, by KCI RESTAURANT I LLC, a Delaware limited liability company, KCI RESTAURANT II LLC, a Delaware limited liability company, and PRB I LLC, a Delaware limited liability company (each referred to in this Guaranty as a "Guarantor" and, collectively, as "Guarantors"), in favor of CBC PARTNERS I, LLC, a Washington limited liability company (hereinafter "Lender").

RECITALS

A.   Lender has agreed to lend to KCI INVESTMENTS, LLC and PREFERRED RESTAURANT BRANDS, INC. (individually and collectively, "Borrower") the sum of Three Million Dollars ($3,000,000.00) (the "Loan") in accordance with the terms and provisions of the Secured Promissory Note dated as of June 22, 212 (the "Note" and, collectively with all other documents executed by Borrower in connection therewith, as each may be amended from time to time, the "Loan Documents").

B.   As a condition precedent to making the Loan, Lender requires that Borrower obtain the execution of this secured Guaranty by Guarantor and Lender will be relying on the terms hereof in making the Loan.

C.   The making of the Loan by Lender to Borrower is of value to Guarantor, is reasonably expected to benefit Guarantor, directly or indirectly, and is in furtherance of Guarantor's business interests.

In consideration of Ten Dollars ($10.00), the receipt of which is hereby acknowledged, Lender making the Loan, and as an inducement to Lender to do so, Guarantor hereby agrees, warrants, and covenants as follows:

1.   Guarantor hereby unconditionally, irrevocably, and absolutely guarantees, without demand by Lender, the full and prompt payment when due, whether by acceleration or otherwise, of: (a) the entire amount of principal and accrued interest under the Note, and (b) all other indebtedness, obligations, and liabilities of Borrower under the Loan Documents, including, without limitation, all costs of collection, attorneys' fees, court costs, and other advances and extensions thereunder whether such indebtedness, obligations or liabilities have been incurred prior to the date hereof or are incurred from time to time hereafter and all without set-off, counterclaim, recoupment, or deduction of any amounts owing or alleged to be owing by Lender to Borrower. It is expressly understood that this Guaranty covers, without limitation: (a) any and all amendments, extensions, modifications, rearrangements, and renewals of the Loan or any of the Loan Documents; and (b) all interest, default interest, and other amounts that would have accrued under the Loan Documents but for the commencement of a case under the Federal Bankruptcy Code or any other similar federal or state law. Without limiting the foregoing, Guarantor specifically guarantees payment of any judgment entered against the Borrower and any damages that may be awarded in any action brought against the Borrower by Lender arising out of or relating to the Loan or any Loan Document. All of the indebtedness, obligations, and liabilities described in this paragraph are referred to herein as the "Guaranteed Obligations." This Guaranty is a guaranty of payment and not merely of collection.

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2.   This Guaranty shall take effect when received by Lender without the necessity of any acceptance by Lender or of any notice to Guarantor or to Borrower, shall be continuing and irrevocable, and shall remain in full force and effect until the Guaranteed Obligations are fully and finally paid. If payment is made by Borrower, whether voluntarily or otherwise, or by any third party, on the Guaranteed Obligations and thereafter Lender is forced to remit, rescind or restore the amount of that payment under any federal or state bankruptcy law or law for the relief of debtors, or for any other reason: (a) the amount of such payment shall be considered to have been unpaid at all times for the purposes of enforcement of this Guaranty; (b) the obligations of Borrower guaranteed herein shall be automatically reinstated to the extent of such payment; and (c) Guarantor will, on demand, indemnify for and hold Lender harmless from all losses and all reasonable costs and expenses, including legal fees, incurred by Lender in connection with such remission, rescission or restoration. In the event this Guaranty is preceded or followed by any other agreement of suretyship or guaranty by the Guarantor or others, all shall be deemed to be cumulative, and the obligations of the Guarantor hereunder shall be in addition to those stated in any other suretyship or guaranty agreement.

3.   The obligations of Guarantor hereunder are separate and independent of the obligations of Borrower. Guarantor expressly agrees that a separate action may be brought against Guarantor whether or not Borrower is joined in such action.

4.   Guarantor represents, warrants, and covenants to Lender that: (a) Guarantor has derived or expects to derive financial and other advantages and benefits, directly or indirectly, from the making of this Guaranty and the Guaranteed Obligations; (b) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty; (c) this Guaranty is executed at Borrower's request and not at the request of Lender; (d) Lender has made no representation to Guarantor as to the creditworthiness of Borrower; (e) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition; (f) Guarantor will keep adequately informed of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty; (g) Lender shall have no obligation to disclose to Guarantor any information or documents (financial or otherwise) heretofore or hereafter acquired by Lender in the course of its relationship with Borrower; (h) Guarantor will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or take any other action, directly or indirectly which might reasonably be expected to have a material adverse effect to Guarantor's financial condition, including, without limitation, the business prospects, financial viability or marketability of any business entities in which Guarantor owns an equity interest other than in the ordinary course of business; (i) Guarantor is a Delaware limited liability company, and has its principal place of business as listed below its signature block; (j) Guarantor has disclosed to Lender all intellectual property owned by Guarantor, including without limitation all copyrights registered with, and/or any pending applications filed with, the U.S. Copyright Office; and (k) the execution, delivery and performance by Guarantor of this Guaranty have been duly authorized by all requisite corporate action by Guarantor in accordance with applicable law and Guarantor's organizational documents.

5.   The Guarantor hereby consents to all terms and conditions of agreements heretofore or hereafter made between Lender and the Borrower (including without limitation the Note and other Loan Documents) and further agrees that Lender may without further consent or disclosure and without affecting or releasing the obligations of Guarantor hereunder: (a) surrender, exchange, release, assign, or sell any collateral or waive, release, assign, sell, or subordinate any security interest, in whole or in part; (b) waive, delay the exercise of, release, compromise, or grant indulgences in respect of any rights or remedies of Lender against the Borrower or any surety or guarantor (including, without limitation, rights or remedies of Lender against Guarantor under this Guaranty); (c) waive or delay the exercise of any rights or remedies of Lender in respect of any collateral or security interest now or hereafter held; (d) renew, extend, waive, extend, accelerate, or modify the terms of any Guaranteed Obligation or the obligations of any surety or guarantor, including, without limitation, changes to the rate of interest, or any instrument or agreement (including, without limitation, the Loan Documents) evidencing or relating to the same; (e) realize on any security interest judicially or nonjudicially, with or without preservation of a deficiency judgment; (f) apply payments received from Borrower or any surety or guarantor (including Guarantor) or from any collateral, to any indebtedness, liability, or obligations of Borrower or such sureties or guarantors whether or not a Guaranteed Obligation hereunder; or (g) adjust, compromise, or receive less than the amount due upon any collateral or the Guaranteed Obligations, and enter into any accord and satisfaction or novation agreement with respect to the same as Lender shall deem advisable.

6.   Guarantor waives notice of: (a) Lender's acceptance of this Guaranty or its intention to act or its actions in reliance hereon; (b) the present existence or future incurring of any Guaranteed Obligations or any terms or amounts thereof or any change therein; (c) any default by the Borrower or any surety or guarantor; (d) the obtaining of any guaranty or surety agreement (in addition to this Guaranty); (e) the obtaining of any pledge, assignment or other security for any Guaranteed Obligations; (f) the release of the Borrower or any surety or guarantor; (g) the release of any collateral; (h) any change in Borrower's business or financial condition; (i) any renewal, extension or modification of the terms of any Guaranteed Obligation or of the obligations or liabilities of any surety or guarantor or of any instruments or agreements evidencing the same; (j) any acts or omissions of Lender consented to in Section 6 hereof; (k) the terms, time and place of any public or private sale or other disposition of personal property security held from Borrower or any other person; and (*l*) any other demands or notices whatsoever with respect to the Guaranteed Obligations or this Guaranty. The Guarantor further waives notice of presentment, demand, protest, notice of nonpayment, notice of intent to accelerate, notice of protest, and notice of dishonor in relation to any instrument or agreement evidencing any Guaranteed Obligation.

7.   Guarantor expressly waives any and all rights to defenses arising by reason of: (a) any "one-action" or "anti-deficiency" law or any other law which may prevent Lender from bringing any action, including a claim for deficiency against Guarantor, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale; (b) any election of remedies by Lender which destroys or otherwise adversely affects Guarantor's subrogation rights or Guarantor's rights to proceed against Borrower for reimbursement, including without limitation any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the Guaranteed

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Obligations; (c) any disability or related defense of Borrower, or any other Guarantor, or of any other person, or by reason of the cessation of Borrower's liability from any cause whatsoever, other than full and final payment in legal tender of the Guaranteed Obligations; (d) any right to claim discharge of the Guaranteed Obligations on the basis of unjustified impairment of any collateral for the Guaranteed Obligations; (e) any lack of authority of any officer, director, partner, agent or any other person acting or purporting to act on behalf of Borrower which is a corporation, partnership or other type of entity, or any defect in the formation of Borrower; (f) the application by Borrower of the proceeds of any Guarantee Obligations for purposes other than the purposes represented by Borrower to, or intended or understood by, Bank or Guarantor; (g) any act or omission by Bank which directly or indirectly results in or aids the discharge of Borrower or any portion of the Guaranteed Obligations by operation of law or otherwise, or which in any way impairs or suspends any rights or remedies of Bank against Borrower; (h) any impairment of the value of any interest in any security for the Guaranteed Obligations or any portion thereof, including without limitation, the failure to obtain or maintain perfection or recordation of any interest in any such security, the release of any such security without substitution, and/or the failure to preserve the value of, or to comply with applicable law in disposing of, any such security; and (i) any modification of the Guaranteed Obligations, in any form whatsoever, including any modification made after revocation hereof to any Guaranteed Obligations incurred prior to such revocation, and including without limitation the renewal, extension, acceleration or other change in time for payment of, or other change in the terms of, the Guaranteed Obligations or any portion thereof, including increase or decrease of the rate of interest thereon. Guarantor further: (w) agrees that any partial payment by Borrower or other circumstance which operates to toll any statute of limitations as to Borrower shall toll the statute of limitations as to Guarantor; (x) waives any right to cause a marshaling of Borrower's assets; (y) waives all exemptions and homestead laws; and (z) waives any right to require Lender to proceed against Borrower or any other person. Until all Guaranteed Obligations shall have been paid in full, Guarantor shall have no right of subrogation, and Guarantor waives any right to enforce any remedy which Bank now has or may hereafter have against Borrower or any other person, and waives any benefit of, or any right to participate in, any security now or hereafter held by Bank. Guarantor agrees that Lender may proceed against any collateral securing the Guaranteed Obligations by way of either judicial or nonjudicial foreclosure. Guarantor understands that a nonjudicial foreclosure of any security instrument securing the Guaranteed Obligations could impair or eliminate any subrogation or reimbursement rights Guarantor may have against Borrower, nevertheless Guarantor hereby waives and relinquishes any defense based upon the loss of any such reimbursement or subrogation rights or any other defense which may otherwise arise therefrom and any defense that may arise out of election of remedies, discharge or satisfaction of the Guaranteed Obligations. In the event any such security instrument is foreclosed judicially or nonjudicially, Guarantor's liability under this Guaranty shall be that portion of the Guaranteed Obligations representing a deficiency resulting from a judicial or nonjudicial sale, i.e., the difference between the amount due and owing on the Guaranteed Obligations on the day of the foreclosure sale (including without limitation principal, accrued interest, attorneys' fees, late payments, if any, and costs of foreclosure) and the amount of the successful bid at any such judicial or nonjudicial foreclosure sale. Guarantor hereby waives the right to object to the amount which may be bid by Lender at such foreclosure sale. Guarantor specifically waives the limitations on the amount of money judgments as may be prescribed by Washington statute.

126390.0003/6253601.1

8.   No act of commission or omission of any kind or at any time on the part of Lender with respect to any matter whatsoever shall in any way affect or impair this Guaranty. Without limiting the foregoing, the obligations, covenants, agreements, and duties of Guarantor under this Guaranty shall not be released or impaired in any manner whatsoever, without the written consent of Lender, on account of any or all of the following: (a) any act or omission of Lender consented to in Section 5 hereof; (b) the failure to receive any notice, demand, presentment, or protest waived in Sections 4 and 6 hereof; (c) the occurrence of any event as to which Guarantor has provided its waiver under Section 7 hereof; (d) any failure by the Borrower or any other guarantor or surety to perform or comply with the Guaranteed Obligations or the terms of any instrument or agreement relating thereto; (e) any change in the name, purpose, capital stock or constitution of the Borrower or any other guarantor or surety; (f) any irregularity, defect or unauthorized action by Borrower or any other guarantor or surety or any of their respective officers, directors, or other agents in executing and delivering any instrument or agreements relating to the Guaranteed Obligations or in carrying out or attempting to carry out the terms of any such agreements; (g) any receivership, insolvency, bankruptcy, reorganization or similar proceeding by or against Borrower, Lender, Guarantor or any other surety or guarantor; (h) any assignment, endorsement or transfer, in whole or in part, of the Guaranteed Obligations, whether made with or without notice to or the consent of Guarantor; (i) the voluntary or involuntary liquidation, sale or other disposition of all or substantially all of the assets of Borrower or any guarantor; (j) the acceptance of additional or substitute property as security for or any additional guaranty as surety for any Guaranteed Obligation; (k) the operation of law or any other cause, whether similar or dissimilar to the foregoing; (l) the failure by Lender to file or enforce a claim against the estate (either in administration, bankruptcy or other proceeding) of Borrower or any other person or entity (including, without limitation, any guarantor); (m) if the recovery from Borrower or any other person or entity (including, without limitation, any other guarantor) becomes barred by any statute of limitations or is otherwise prevented; (n) any impairment, modification, change, release or limitation of liability of, or stay of actions of lien enforcement proceedings against Borrower, Borrower's property, or its estate in bankruptcy resulting from the operation of any present or future provision of the Federal Bankruptcy Code or any other similar federal or state statute, or from the decision of any court; or (o) any neglect, delay, omission, failure or refusal of Lender to take or prosecute any action for the collection of any of the Guaranteed Obligations or to foreclose or take or prosecute any action in connection with any lien or right of security (including perfection thereof) existing or to exist in connection with, or as security for, any of the Guaranteed Obligations, it being the intention hereof that Guarantor shall remain liable as a principal on the Guaranteed Obligations notwithstanding any act, omission or event which might, but for the provisions hereof, otherwise operate as a legal or equitable discharge of Guarantor. Guarantor hereby waives all defenses of a surety to which it may be entitled by statute or otherwise.

9.   Guarantor acknowledges that Lender intends to obtain other guarantees and collateral to secure the repayment of the Guaranteed Obligations. Guarantor represents and warrants to Lender, however, that in making this Guaranty it is not relying upon the Lender's obtaining any guaranty agreements (other than this Guaranty) or any collateral pledged or assigned to secure repayment of the Guaranteed Obligations. Guarantor specifically acknowledges that (a) Lender's obtaining any such guaranty agreements or collateral is not a condition to the enforcement of this Guaranty and (b) Lender may agree with other guarantors to prioritize enforcement of all guaranties. Guarantor waives any right

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to insist that Lender enforce any guaranties of the Guaranteed Obligations in any order, including simultaneously. If Lender should simultaneously or hereafter elect to attempt to take additional guaranty agreements or collateral to secure repayment of the Guaranteed Obligations and if its efforts to do so should fail in any respect including, without limitation, a determination that the agreement purporting to provide such additional guaranty or security interest is invalid or unenforceable for any reason, this Guaranty shall, nonetheless, remain in full force and effect.

10.   Guarantor hereby irrevocably waives all claims it has or may acquire against Borrower in respect of the Guaranteed Obligations, including rights of exoneration, reimbursement and subrogation. Guarantor has received no indemnification or other agreement of reimbursement from Borrower in connection with the execution and delivery of this Guaranty.

11.   This Guaranty shall inure to the benefit of Lender, and Lender's successors and assigns, and shall be binding upon Guarantor and his heirs, personal or legal representatives, administrators, executors, successors, and assigns. Lender may, without any notice whatsoever to Guarantor, or to anyone else, sell, assign or transfer the Note, with or without any security therefore, and in that event each and every immediate and successive assignee, transferee, or holder of all or any part of the Loan and the Note shall have the right to enforce this Guaranty, by suit or otherwise, for the benefit of such assignee, transferee or holder as though such parties were herein by name specifically given those rights, powers and benefits.

12.   Guarantor agrees to pay all costs and expenses which may be incurred by Lender in the enforcement or interpretation of this Guaranty, including reasonable attorneys' fees and costs (to be determined by the court and not by a jury), and including all costs and reasonable attorneys' fees and costs incurred in any bankruptcy or insolvency proceeding or on appeal to one or more appellate courts.

13.   This Guaranty shall be governed by and construed and enforced under the laws of the State of Washington, and venue for any action shall lie exclusively in King County.

14.   No delay on the part of Lender in exercising any right, power or privilege under this Guaranty shall operate as a waiver of any such right, power or privilege, nor shall any exercise or waiver of any privilege or right preclude any other or further exercise of such privilege or right or the exercise of any other right, power or privilege. All of Lender's rights and remedies shall be cumulative. In the event Lender in its sole discretion elects to give notice of any action with respect to the sale of collateral, if any, securing the Guaranteed Obligations or any part thereof, Guarantor agrees that ten (10) days prior written notice shall be deemed reasonable notice of any matters contained in such notice.

15.   Any indebtedness of Borrower now or hereafter held by Guarantor is hereby subordinated to the Guaranteed Obligations. If Lender so requests, such indebtedness of Borrower to Guarantor shall be collected, enforced and received by Guarantor in trust for Lender, and be paid over to Lender on account of the Guaranteed Obligations, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty. Guarantor shall file all claims against Borrower in any bankruptcy or other proceeding in which the filing of claims is required by law upon any indebtedness of Borrower to Guarantor and will assign to Lender all rights of Guarantor

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thereunder. If Guarantor does not file any such claim, Guarantor hereby appoints and constitutes Lender as Guarantor's attorney-in-fact and hereby authorizes Lender to do so in the name of Guarantor or, in Lender's discretion, to assign the claim and to cause the claim to be filed in the name of Lender's nominee. In all such cases, whether in administration, bankruptcy, or otherwise, the person or persons authorized to pay such claim shall pay to Lender the full amount thereof, and Guarantor hereby assigns to Lender, to the full extent necessary for that purpose, all of Guarantor's rights to any such payments or distributions to which Guarantor would otherwise be entitled. Nothing in this paragraph shall be construed to create a duty in Lender to take any action whatsoever to protect any right Guarantor may have as to Borrower.

16.   If any provision of this Guaranty or any portion of any provision of this Guaranty shall be deemed to be invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not alter the remaining portion of such provision, or any other provision hereof, as each provision of this Guaranty shall be deemed severable from all other provisions hereof.

17.   This Guaranty shall be so construed that, wherever applicable, the use of the singular number shall include the plural number, the use of the plural number shall include the singular number, and the use of any gender shall be applicable to all genders, and shall likewise be so construed as applicable to and including a corporation, partnership, or other entity. Each married individual who executes this Guaranty intends to bind both his or her separate estate and the community estate of that married individual and his or her spouse. If this Guaranty is executed by more than one person or entity or if more than one Guaranty is executed to secure the Guaranteed Obligations, (a) the obligations of each Guarantor hereunder and thereunder shall be joint and several, (b) this Guaranty shall apply to each of the individuals or entities comprising Guarantor as if each had executed a separate guaranty, (c) each Guarantor confirms that in making this Guaranty it is not relying upon Lender obtaining signatures from any of the other parties identified as a "Guarantor" herein, and (d) each party signing this Guaranty expressly agrees that the failure by one or more of the other parties identified as "Guarantors" herein to sign this Guaranty shall not prevent the full enforcement of this Guaranty against each party who has signed the Guaranty. Each Guarantor agrees that Lender, in its discretion, may: (x) bring suit against all Guarantors jointly and severally or against any one or more of them, (y) compound or settle with any one or more of Guarantors for such consideration as Lender may deem proper; and (z) release any one or more of Guarantors from liability hereunder, and that no such action shall impair the rights of Lender to collect the Guaranteed Obligations (or the unpaid balance thereof) from the other Guarantors not so sued, settled with or released.

18.   All agreements between Guarantor and Lender, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of the final maturity of the Loan or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to Lender under or in connection with the Loan exceed the maximum amount permissible under applicable law. All interest paid or agreed to be paid to Lender shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal balance of the Loan so that the interest hereon for such full period shall not exceed the maximum

126390 0003/6253601 1

amount permissible under applicable law. Lender expressly disavows any intent to contract for, charge or receive interest in an amount which exceeds the maximum amount permissible under applicable law. This paragraph shall control all agreements between Guarantor and Lender.

19.   Guarantor warrants and agrees that each of the waivers set forth herein is made with Guarantor's full knowledge of its significance and consequences, and that under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any waiver or other provision of this Guaranty shall be held to be prohibited by or invalid under applicable public policy or law, such waiver or other provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such waiver or other provision or any remaining provisions of this Guaranty.

20.   <u>WAIVER OF JURY TRIAL</u>. GUARANTOR(S) AND LENDER HEREBY KNOWINGLY, VOLUNTARILY, AND INTELLIGENTLY WAIVE ANY AND ALL RIGHTS THAT EACH PARTY TO THIS GUARANTY MAY NOW OR HEREAFTER HAVE UNDER THE LAWS OF THE UNITED STATES OF AMERICA OR THE STATE OF WASHINGTON, TO A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING DIRECTLY OR INDIRECTLY IN ANY ACTION OR PROCEEDING RELATING TO THIS GUARANTY THE LOAN DOCUMENTS OR ANY TRANSACTIONS CONTEMPLATED THEREBY OR RELATED THERETO.

GUARANTOR(S) UNDERSTANDS THAT THIS WAIVER IS A WAIVER OF A CONSTITUTIONAL SAFEGUARD, AND EACH PARTY INDIVIDUALLY BELIEVES THAT THERE ARE SUFFICIENT ALTERNATE PROCEDURAL AND SUBSTANTIVE SAFEGUARDS, INCLUDING A TRIAL BY AN IMPARTIAL JUDGE, THAT ADEQUATELY OFFSET THE WAIVER CONTAINED HEREIN.

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NOTICE: ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

IN WITNESS WHEREOF, Guarantors have executed this Guaranty as of the date written above.

GUARANTORS:

KCI RESTAURANT I LLC, a Delaware limited liability company

By KCI INVESTMENTS, LLC, its Managing Member

By: _____
    Kenneth M. Antos, Manager

Address: 4033 S. Dean Martin Drive
                Las Vegas, NV 89103

KCI RESTAURANT II LLC, a Delaware limited liability company,

By KCI INVESTMENTS, LLC, its Managing Member

By: _____
    Kenneth M. Antos, Manager

Address: 4033 S. Dean Martin Drive
                Las Vegas, NV 89103

PRB I LLC, a Delaware limited liability company

By KCI INVESTMENTS, LLC, its Managing Member

By: _____
    Kenneth M. Antos, Manager

Address: 4033 S. Dean Martin Drive
                Las Vegas, NV 89103

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PLEDGE AGREEMENT

This PLEDGE AGREEMENT (this "**Agreement**") is entered into as of January 23, 2015, by and between KCI INVESTMENTS, LLC, a Nevada limited liability company (the "**Pledgor**"), and CBC PARTNERS I, LLC ("**Lender**") in connection with that certain Secured Promissory Note dated as of June 22, 2012 between the Pledgor and Preferred Restaurant Brands, Inc., as borrowers, and Lender, as lender (as amended, restated, supplemented, extended, or otherwise modified from time to time, the "**Note**"). Initially capitalized terms used but not otherwise defined herein have the meanings given thereto in the Note.

In consideration of the mutual covenants and agreements contained herein and in the Note, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and Lender hereby agree as follows:

1.   Pledge of Collateral and Delivery of Pledged Collateral.

1.1   The Pledgor hereby pledges and assigns to Lender and grants to Lender a security interest in all of the Collateral (as defined in Section 2 below), whether now owned or hereafter acquired, and whether or not now or at any time hereafter in the possession, custody, or control of CBC or its agents to secure prompt payment and full performance of the Secured Obligations (as defined in Section 3 below).

1.2   All certificates or instruments, if any, representing or evidencing the Collateral must be delivered to and will be held by or on behalf of Lender pursuant to this Agreement and must be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Lender. Lender has the right, at any time after an Event of Default, in its reasonable discretion and without notice to the Pledgor, to transfer to or to register any or all of the Collateral in the name of Lender or any of its nominees. In addition, Lender has the right at any time to exchange certificates or instruments representing or evidencing any or all of the Collateral for certificates or instruments of smaller or larger denominations.

2.   Collateral.

2.1   As used in this Agreement, "**Collateral**" means:

(a)   All the membership units, voting rights, membership rights, and other evidence of ownership of each of the Pledgor's subsidiaries (collectively, the "**Pledged Entities**"), owned beneficially and of record by the Pledgor, including, without limitation, the units listed on Schedule I attached hereto and made a part hereof, and all cash, dividends, other securities, instruments, rights, and other property at any time and from time to time received or receivable in respect thereof or in exchange for all or any part thereof, including without limitation, dividends, distributions, warrants, profits, rights to subscribe, rights to return of its contribution, conversion rights, liquidating dividends, and other rights;

(b)   All other property hereafter delivered to Lender (or any agent or bailee holding on behalf of Lender) by the Pledgor in substitution for or in addition to any of the foregoing, and all certificates and instruments representing or evidencing such other property and all cash, dividends, other securities, instruments, rights and other property at any time and from time to time received or receivable in respect thereof or in exchange for all or any part thereof, including without limitation, dividends, distributions, warrants, profits, rights to subscribe, conversion rights, liquidating dividends and other rights; and

(c)   All proceeds of any and all of the foregoing.

2.2   Except as provided in Section 7.1 below, in the event that the Pledgor receives any cash, dividends, other securities, instruments, rights or other property at any time and from time to time received or receivable in respect of any of the Collateral, or in exchange for all or any part thereof, including without limitation, dividends, distributions, warrants, profits, rights to subscribe, conversion rights, liquidating dividends, and other rights, the Pledgor acknowledges that the same will be received IN TRUST for Lender and will immediately deliver the same to Lender in original form of receipt, together with any stock or bond powers, assignments, endorsements, or other documents or instruments as Lender may request to establish, protect, or perfect Lender's interest in respect of such Collateral.

3.   Obligations. As used in this Agreement, "**Secured Obligations**" means: (a) the Liabilities (as defined in the Note); (b) the obligations of the Pledgor under this Agreement; and (c) all extensions, amendments, modifications and renewals of any of the foregoing.

4.   Representations and Warranties. The Pledgor represents and warrants on the date hereof, and shall be deemed to represent and warrant on the date of each Advance made by Lender to the Pledgor that:

4.1   The Pledgor is the sole legal, beneficial, and, if applicable, record owner of the Collateral (or, in the case of after-acquired Collateral, will be the sole such owner thereof), having good and marketable title thereto, free of all liens, security interests, encumbrances, or other claims of any kind;

4.2   All information heretofore, herein, or hereafter given to Lender by or on behalf of the Pledgor is complete, true, and correct;

4.3   All membership units constituting Collateral: (a) have been duly and validly issued in compliance with all applicable state and federal laws (including, as applicable and without limitation, the Securities Act of 1933, as amended (the "**Securities Act**")); (b) are fully paid, non-assessable, and free of preemptive rights; (c) are not subject to any restrictions upon the voting rights or upon the transfer thereof; (d) constitute all equity interests of the Pledged Entities owned beneficially and of record by the Pledgor; and (e) constitute 100% of the issued and outstanding membership units of the Pledged Entities;

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4.4   No litigation is threatened or pending that, taken in the aggregate and if adversely determined, could have a material adverse effect on the Pledgor's financial condition;

4.5   There does not now exist and, after giving effect to all transactions contemplated in connection herewith, there will not exist any default, breach, or violation under any loan document, corporate, company, partnership, or other instrument, or regulation to which the Pledgor is a party or to which assets of the Pledgor are subject or bound;

4.6   The execution, delivery, and performance by the Pledgor of this Agreement have been authorized by all necessary action and do not and shall not constitute a violation of any applicable law or of the Pledgor's charter or any other document, agreement, or instrument to which the Pledgor is a party or by which the Pledgor or any of its assets are bound or governed; and

4.7   This Agreement is the legal, valid, and binding obligation of the Pledgor enforceable against the Pledgor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws affecting creditors generally.

5.   <u>Covenants of the Pledgor</u>. Until the Secured Obligations are indefeasibly paid in full in cash and all obligations of Lender under the Note and the other Loan Documents terminated, the Pledgor will:

5.1   Preserve and protect the Collateral;

5.2   Not create, incur, assume, or permit to exist any liens, encumbrances, security interests, levies, assessments, or charges on or in any of the Collateral, except those approved in writing by Lender;

5.3   Promptly pay and discharge before the same become delinquent all taxes, assessments, and governmental charges or levies imposed on the Pledgor or any of the Collateral;

5.4   Not sell, encumber, or otherwise dispose of or transfer any Collateral, or any right or interest therein and will: (a) cause the Pledged Entities not to issue any other membership units in addition to or in substitution for the Collateral, except to the Pledgor with the prior written consent of Lender; and (b) pledge hereunder, immediately upon the Pledgor's acquisition (directly or indirectly) thereof, any and all additional membership units or other securities of the Pledged Entities;

5.5   Appear in and defend, at the Pledgor's own expense, any action or proceeding that may affect the Pledgor's title to or Lender's interest in the Collateral;

5.6   Procure or execute and deliver, from time to time, in form and substance satisfactory to Lender, any stock powers, bond powers, endorsements, assignments, financing

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statements, estoppel certificates, or other writings deemed necessary or appropriate by Lender to perfect, maintain, or protect Lender's security interest in the Collateral and the priority thereof, and take such other action and deliver such other documents, instruments, and agreements pertaining to the Collateral as Lender may request to effectuate the intent of this Agreement;

5.7   If Lender gives value to enable the Pledgor to acquire rights in or use of any Collateral, use such value only for such purpose;

5.8   Keep separate, accurate, and complete records of the Collateral and provide Lender with access thereto with the right to make extracts therefrom;

5.9   Provide Lender with copies of all reports, if any, filed by the Pledgor with the Securities and Exchange Commission within ten (10) business days after the last date such report is required to be filed;

5.10   Provide Lender with such other information pertaining to the Collateral as Lender may reasonably request from time to time;

5.11   Maintain and preserve its legal existence and all rights, privileges, franchises, and other authority necessary for the conduct of its business; and

5.12   Provide Lender with such other information pertaining to the Collateral as Lender may reasonably request from time to time.

6.   Authorized Action by Lender.

6.1   The Pledgor hereby irrevocably appoints Lender as its attorney-in-fact to do (but Lender shall not be obligated to and shall not incur any liability to the Pledgor or any third party for failure so to do) any act that the Pledgor is obligated by this Agreement to do, and to exercise such rights and powers as the Pledgor might exercise with respect to the Collateral, including without limitation, the right to:

(a)   Collect by legal proceedings or otherwise and endorse, receive, and receipt for all payments, proceeds, and other sums and property now or hereafter payable on or in respect of proceeds and other sums and property now or hereafter payable on or in respect of the Collateral, including dividends, profits, and interest payments;

(b)   Enter into any extension, reorganization, deposit, merger, or consolidation agreement or other agreement pertaining to any of the Collateral, and in connection therewith, to: (i) deposit or surrender control of the Collateral thereunder; (ii) accept other property in exchange therefor; and (iii) do and perform such acts and things as Lender may deem proper; and any money or property secured in exchange therefor will be applied to the Secured Obligations or held by Lender pursuant to the provisions of this Agreement;

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(c)   Protect and preserve the Collateral;

(d)   Transfer the Collateral to its own or its nominee's name; and

(e)   Make any compromise, settlement, or adjustment, and take any action Lender deems advisable, with respect to the Collateral.

6.2   The Pledgor agrees to reimburse Lender upon demand for any costs and expenses, including attorneys' fees, that Lender may incur while acting as the Pledgor's attorney-in-fact under this Agreement, all of which costs and expenses are included in the Secured Obligations and are payable upon demand. It is further agreed and understood between the parties hereto that such care as Lender gives to the safekeeping of its own property of like kind shall constitute reasonable care of the Collateral when in Lender's possession; *provided, however,* that Lender will not be required to make any presentment, demand, or protest, or give any notice and need not take any action to preserve any rights against any prior party or any other person in connection with the Secured Obligations or with respect to the Collateral.

6.3   All the foregoing powers authorized in this Section 6, being coupled with an interest, are irrevocable so long as any of the Secured Obligations are outstanding.

7.   Transfer, Voting, Dividends, Etc.

7.1   Notwithstanding any other provision of this Agreement, so long as no Event of Default has occurred and is continuing:

(a)   The Pledgor is entitled to exercise all voting powers pertaining to all membership units and other securities constituting Collateral for all purposes not inconsistent with the terms of this Agreement;

(b)   The Pledgor is entitled to receive and retain all dividends (other than membership units or liquidating dividends) and all interest payments payable in respect of the Collateral; *provided, however,* that such dividends and/or interest payments are made in accordance with the terms of the Note and the other Loan Documents; and *provided further, however,* that all membership units or property representing membership units or liquidating dividends or a distribution or return of capital upon or in respect of the membership units constituting Collateral or resulting from a split-up, revision, or reclassification of such Collateral or received in exchange therefor, as a result of a merger, consolidation, or otherwise, shall be paid or transferred directly to Lender immediately upon receipt thereof by the Pledgor, and be retained by Lender as Collateral hereunder (or applied to the Secured Obligations, consistent with the terms of the Note); and

(c)   In order to permit the Pledgor to exercise such voting powers and to receive such dividends, Lender will, if necessary, upon the written request of the Pledgor, from time to time, execute and deliver to the Pledgor appropriate proxies.

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7.2   If any Event of Default has occurred and while the same is continuing:

(a)   Lender or its nominee or nominees, may, if Lender so elects by written notice to the Pledgor, have the sole and exclusive right to exercise all voting powers pertaining to the membership units constituting Collateral, and may exercise such powers in such manner as Lender may elect, and the Pledgor hereby grants Lender an irrevocable proxy, coupled with an interest, to vote such membership units; *provided, however*, that such proxy will terminate upon termination of Lender's security interest in the Collateral; and

(b)   All dividends and other distributions and profits made upon or in respect of the Collateral and all interest payments shall be paid directly to and shall be retained by Lender as Collateral hereunder (or applied to the Secured Obligations, consistent with the terms of the Note).

8.   Default and Remedies.

8.1   The occurrence of any of the following events or conditions ("**Events of Default**") will, at the option of Lender and without notice to or demand on the Pledgor, constitute an Event of Default hereunder:

(a)   Any Event of Default under and as defined in the Note; and

(b)   Any breach, violation, or non-performance of any warranty, covenant, agreement, or undertaking on the Pledgor's part under this Agreement.

8.2   Upon the occurrence of any Event of Default, Lender may, at its option, without notice to or demand on the Pledgor, declare all Secured Obligations immediately due and payable, and Lender shall have all the default rights and remedies of a secured party under the Washington Uniform Commercial Code and other applicable law as well as the following rights and remedies, all of which may be exercised with or without further notice to the Pledgor, at Lender's sole option and as Lender in its sole discretion may deem advisable:

(a)   To settle, compromise, or release, on terms acceptable to Lender, in whole or in part, any amounts owing on the Collateral, and to extend the time of payment, in Lender's name or in the name of the Pledgor, in respect thereof;

(b)   To apply to the payment of the Secured Obligations, or collect the Collateral, notwithstanding any forfeiture of interest or loss of other rights of the Pledgor against any obligor on the Collateral resulting from such action; and

(c)   To sell or otherwise dispose of the Collateral, or any part thereof, either at public or private sale, on any broker's board or securities exchange, in lots or in bulk, for cash, on credit, or otherwise, with or without representations or warranties, and upon such terms as are acceptable to Lender.

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8.3   The net cash proceeds resulting from the collection, liquidation, sale, or other disposition of the Collateral will be applied first, to the expenses (including all attorneys' fees) of holding, storing, preparing for sale, selling, collecting, liquidating, and the like, including any brokerage commissions and stamp or transfer taxes, and then to the satisfaction of all Secured Obligations, application as to any particular obligation or indebtedness or against principal or interest to be in Lender's absolute discretion.

8.4   If by reason of any prohibition contained in the Securities Act or in applicable Washington or other state securities laws, as now or hereafter in effect, or in any rules or regulations pertaining to any of the foregoing laws, Lender believes in its sole judgment that it is compelled to resort to one or more private sales of membership units constituting Collateral to a single purchaser or a restricted group of purchasers who will be obliged to agree, among other things, to acquire such membership units for their own account, for investment and not with a view to the distribution or resale thereof, the Pledgor acknowledges and agrees that private sales of such Collateral may be held notwithstanding that such sales may be at prices and on other terms less favorable to the Pledgor than if such Collateral were sold at public sale. The Pledgor further agrees that Lender has no obligation to delay the sale of any such Collateral for the period of time necessary to permit registration of the Collateral, even if the issuer thereof would, or should, agree to register such Collateral for public sale under applicable securities laws. The Pledgor specifically agrees that private sales made under the foregoing circumstances shall be deemed to have been made in a "commercially reasonable" manner.

9.   Duty of Lender. Lender is not be under any duty or obligation whatsoever to collect any dividends, interest, profits, or other payments due or accruing in respect of the Collateral or to take any action to preserve rights in connection with any Collateral, including without limitation, making or giving any presentment, demands for performance, notices of non-performance, protests, notices of protest, or notices of dishonor in connection with any Collateral.

10.   Cumulative Rights. The rights, powers, and remedies of Lender under this Agreement are in addition to all rights, powers, and remedies given to Lender under any statute or rule of law or any other agreement, all of which rights, powers, and remedies are cumulative and may be exercised successively or concurrently.

11.   Waiver. Any forbearance, failure, or delay by Lender in exercising any right, power, or remedy will not preclude the further exercise thereof, and every right, power, or remedy of Lender will continue in full force and effect until such right, power, or remedy is specifically waived in a writing executed by Lender. The Pledgor waives any right to require Lender to proceed against any person or to exhaust any Collateral or to pursue any remedy in Lender's power prior to pursuing the Pledgor in respect of the Secured Obligations.

12.   Binding Upon Successors. All rights of Lender under this Agreement inure to the benefit of its successors and assigns, and all obligations of the Pledgor bind the representatives, executors, administrators, heirs, successors, and assigns of the Pledgor.

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13. **Entire Agreement; Severability.** This Agreement contains the entire agreement between Lender and the Pledgor with respect to the Collateral. If any of the provisions of this Agreement are held invalid or unenforceable, this Agreement must be construed as if not containing those provisions and the rights and obligations of the parties hereto must be construed and enforced accordingly.

14. **Return; Acquittance.** Lender may deliver any Collateral to the Pledgor at any time and the receipt thereof by the Pledgor will be a complete and full acquittance in respect of the Collateral so delivered, and Lender will thereafter be discharged from any liability or responsibility therefor.

15. **References.** As used in this Agreement, the singular includes the plural. The captions or titles of the sections of this Agreement are for convenience of reference only and do not define or limit the provisions hereof.

16. **Choice of Law.** This Agreement must be construed in accordance with and governed by the laws of the State of Washington and, where applicable and except as otherwise defined herein or in the Note, terms used herein shall have the meanings given them in the Washington Uniform Commercial Code. The Pledgor irrevocably and unconditionally submits to the jurisdiction of the Superior Court of the State of Washington for King County or the United States District Court for the Western District of Washington, as Lender may deem appropriate, or if required, the Municipal Court of the State of Washington for King County, in connection with any legal action or proceeding arising out of or relating to this Agreement, and the Pledgor waives any objection relating to the basis for personal or in rem jurisdiction or to venue which it may now or hereafter have in any such suit, action or proceeding, including without limitation, that any such proceeding is brought in an inconvenient forum or that the venue thereof is improper.

17. **Jury Trial.** TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PLEDGOR AND LENDER WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING, OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATED TO ANY OF THE OBLIGATIONS HEREIN OR ANY OF THE SECURED OBLIGATIONS.

18. **Notice.** Any written notice, consent, or other communication provided for or permitted by this Agreement must be given and deemed received as provided in the Note.

19. **Expenses.** The Pledgor will reimburse and indemnify Lender for all out-of-pocket expenses incurred by Lender arising out of the enforcement of this Agreement, including without limitation, attorneys' fees and costs whether or not suit is filed.

20. **Indemnification.** The Pledgor agrees to pay, and on demand to indemnify Lender, its successors, assigns, agents and servants, from and against, any and all claims, damages, losses, liabilities, demands, suits, judgments, causes of action, and all legal proceedings (whether civil or criminal), penalties, fines, and other sanctions, and any costs and

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expenses incurred in connection therewith, including attorneys' fees, that may result from, relate to, or arise out of this Agreement or any of the Collateral, including the ownership, purchase, delivery, acceptance or rejection, use, possession, or disposition of any item of Collateral, but not including any claims arising out of the gross negligence or willful misconduct of Lender or its agents and servants.

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PLEDGE AGREEMENT – KCI INVESTMENTS
126390.0003/6253606.1

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

PLEDGOR:

KCI INVESTMENTS, LLC

By: _____

Name: Ken Antos

Title: Managing Member

Lender:

CBC PARTNERS I, LLC

By: _____

Name: John Otter

Title: Authorized Manager Representative

SCHEDULE I

Class of Stock/Interest	Number/Percentage of Shares/Units
1. KCI Restaurant I LLC Class A membership interest	98
2. KCI Restaurant II LLC Class A membership interest	98
3. PRB I LLC Class A membership interest	95

ACKNOWLEDGMENT AND AGREEMENT OF GUARANTORS

Each of the undersigned guarantors of the indebtedness of KCI Investments, LLC, a Nevada limited liability company, and Preferred Restaurant Brands, Inc., a Florida corporation (each a "Borrower" and collectively, "Borrowers") to CBC Partners I, LLC ("Lender"), a Washington limited liability company, or its assigns, pursuant to his/her respective Guaranty dated June 22, 2012, (the "Guaranty"), hereby (i) acknowledges receipt of the Eighth Modification to Secured Promissory Note and Waiver of Defaults (the "Eighth Modification"); (ii) consents to the terms and execution thereof; (iii) agrees and confirms that "Guaranteed Obligations" as defined in the Guaranty includes all indebtedness, obligations, and liabilities of Borrowers, as more fully described in the Guaranty; (iv) reaffirms all obligations to Lender pursuant to the terms of the Guaranty; (v) acknowledges that Lender may amend, restate, extend, renew or otherwise modify the Note and any indebtedness or agreement of Borrowers, or enter into any agreement or extend additional or other credit accommodations, without notifying or obtaining the consent of the undersigned and without impairing the liability of the undersigned under the Guaranty for all of Borrower's present and future indebtedness to Lender; and (vi) agrees to join in and be bound by all of the terms and provisions of Section 8 of the Eighth Modification and shall cause the change in ownership of the Account (as defined in the Eighth Modification) to Lender, including executing all necessary documentation required thereby. The undersigned hereby grants and transfers to Lender a security interest in and lien on the Account and all funds now or hereafter deposited into the Account.

Dated effective as of the 23rd day of January, 2015.

GUARANTORS:



____
Kenneth Antos

____
Shelia Antos

KCI Eighth Modification

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SECURITY AGREEMENT

This SECURITY AGREEMENT is made as of the 23rd day of January, 2015, by KCI RESTAURANT I LLC, a Delaware limited liability company, KCI RESTAURANT II LLC, a Delaware limited liability company, and PRB I LLC, a Delaware limited liability company (individually and collectively, as "Grantor"), in favor of CBC PARTNERS I, LLC, a Washington limited liability company ("Secured Party").

1.   ADDITIONAL DEFINITIONS.

As used in this Agreement:

1.1   *"Agreement"* means this Security Agreement, as it may be amended, modified or supplemented from time to time.

1.2   *"Borrower"* means, collectively and individually, KCI Investments, LLC, a Nevada limited liability company, and Preferred Restaurant Brands, Inc., a Florida corporation.

1.3   *"Business Day"* means a day which is not a Saturday, Sunday, or day on which banks in Seattle, Washington are generally closed for business.

1.4   *"Default"* means the occurrence or existence of any of the events listed in Section 4 of this Agreement.

1.5   *"Indebtedness"* is used herein in its most comprehensive sense and includes any and all advances, debts, obligations and liabilities of Borrower, or any of them, heretofore, now or hereafter made incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, including under any swap, derivative, foreign exchange, hedge, deposit, treasury management or other similar transaction or arrangement, and whether Borrower may be liable individually or jointly with others, or whether recovery upon such Indebtedness may be or hereafter becomes unenforceable.

1.4   *"Lien"* means any mortgage, pledge, lien, hypothecation, security interest or other charge, encumbrance or preferential arrangement, including, without limitation, the retained security title of a conditional vendor or lessor.

1.5   *"Loan Documents"* means, collectively, this Agreement and the Note, and all other agreements, instruments and documents now or hereafter executed and/or delivered by Borrower or its affiliates to Secured Party, in order to evidence or secure the Obligations, including, without limitation, any guaranties, as each may be amended, modified, extended or supplemented from time to time.

1.6   *"Note"* means the Secured Promissory Note, dated as of June 22, 2012, executed by Borrower as may be amended, modified, extended or supplemented from time to time.

1.7   *"Obligations"* means all of Borrower's and Grantor's liabilities, obligations and indebtedness to Secured Party of any and every kind and nature, whether heretofore, now or hereafter owing, arising, due or payable and howsoever evidenced, created, incurred, acquired, or owing, whether primary, secondary, direct, contingent, fixed or otherwise (including, without limitation, obligations of performance) and whether arising or existing under written agreement, oral agreement or by operation of law, including, without limitation, all Borrower's and Grantor's indebtedness and obligations to Secured Party under the Note and the other Loan

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Documents. The term includes, without limitation, any and all advances, debts, interest, charges, expenses, fees, attorneys' fees and disbursements, obligations and liabilities of Borrower, heretofore, now or hereafter made incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, including under any swap, derivative, foreign exchange, hedge, deposit, treasury management or other similar transaction or arrangement, and whether Borrower may be liable individually or jointly with others, or whether recovery upon such Indebtedness may be or hereafter becomes unenforceable.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms. Terms used in this Agreement and not defined herein or in the Note shall have the meanings given such terms in the Code, as defined in Section 4.2.1 below.

2. **SECURITY INTEREST.**

2.1 **Grant of Security Interest.** For good and valuable consideration, each Grantor hereby grants and transfers to Secured Party a security interest in all of the following now owned and hereafter acquired or arising property and interests of such Grantor (collectively, the "Collateral"): (a) all intellectual property and intellectual property rights and licenses, (b) all goods, tools, machinery, furnishings, furniture and other equipment and fixtures, wherever located, whether in the possession of Grantor or any other person and whether located on Grantor's property or elsewhere, and all improvements, replacements, accessions and additions thereto and embedded software included therein, (c) all investment property (including cash, but not limited to, the right to all proceeds, dividends and distributions related to the investment property) and securities, (d) all accounts, deposit accounts, chattel paper (whether electronic or tangible), instruments, promissory notes, documents, general intangibles, payment intangibles, software, letter of credit rights, health-care insurance receivables and other rights to payment (collectively called "Rights to Payment") whether they arise from the sale, lease or other disposition of inventory or from performance of contracts for service, manufacture, construction, repair or otherwise or from any other source whatsoever, including all securities, guaranties, warranties, indemnity agreements, insurance policies, supporting obligations and other agreements pertaining to the same or the property described therein, and in all goods returned by or repossessed from Grantor's customers, (e) all inventory, goods held for sale or lease or to be furnished under contracts for service, goods so leased or furnished, raw materials, component parts and embedded software, work in process or materials used or consumed in Grantor's business and all warehouse receipts, bills of lading and other documents evidencing goods owned or acquired by Grantor, and all goods covered thereby, wherever located, and all products thereof (collectively, the "Inventory"), whether in the possession of Grantor, warehousemen, bailees or any other person, or in process of delivery, and whether located at Grantor's places of business or elsewhere, and (f) whatever is receivable or received when any of the Collateral or proceeds thereof are sold, leased, collected, exchanged or otherwise disposed of, whether such disposition is voluntary or involuntary, including without limitation, all Rights to Payment, including returned premiums, with respect to any insurance relating to any of the foregoing, and all Rights to Payment with respect to any claim or cause of action affecting or relating to any of the foregoing (collectively, "Proceeds"). Where Collateral is in the possession of a third party, Grantor will join with Secured Party in notifying the third party of Secured Party's security interest and obtaining an acknowledgment and waiver from such third party that it is holding the Collateral for the benefit of Secured Party. For the purposes of this Section 2.1, "Grantor" shall include all existing and future subsidiaries of Grantor.

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2.2   **Obligations Secured.** The obligations secured hereby are the payment and performance of: (a) all present and future Indebtedness of Borrower to Secured Party; and (b) all (i) Obligations and (ii) rights of Secured Party under this Agreement and the other Loan Documents.

2.3   **Preservation of Collateral and Perfection of Security Interests Therein.** Until all of the Obligations shall have been indefeasibly paid and satisfied in cash and all obligations of Secured Party to extend credit have been terminated, Secured Party shall be entitled to retain its security interests in and to all existing Collateral, and all proceeds and products thereof. Grantor hereby authorizes Secured Party to file, without Grantor's signature, one or more financing statements describing the Collateral, as well as any amendments and extensions, including without limitation to add collateral or one or more additional debtors or grantors and including a description of the Collateral as "all assets" of Grantor. Grantor shall pay the cost of filing or recording the same in all public offices deemed necessary by Secured Party to perfect and keep perfected the security interest in the Collateral or to otherwise protect and preserve the Collateral and Secured Party's security interest therein. In no event shall Grantor file a termination statement without Secured Party's signature, and Secured Party specifically does not authorize Grantor to do so.

2.4   **Possession for Perfection.** Secured Party may choose to perfect its security interest by possession in addition to filing a financing statement. Grantor agrees to turn over the Collateral to facilitate that perfection immediately upon Secured Party's request therefor.

2.5   **Loss of Value of Collateral.** Grantor agrees to notify Secured Party promptly of any material loss or depreciation in the value of the Collateral, other than loss or depreciation occurring in the ordinary course of Grantor's business.

2.6   **Termination.** This Agreement will terminate upon the indefeasible payment in full in cash of all Obligations to Secured Party, including without limitation the payment of all Indebtedness of Borrower to Secured Party, and the termination of all commitments of Secured Party to extend credit to Borrower.

2.7   **Obligations of Secured Party.** Secured Party has no obligation to make any loans hereunder. Any money received by Secured Party in respect of the Collateral may be deposited, at Secured Party's option, into a non interest bearing account over which Grantor shall have no control, and the same shall, for all purposes, be deemed Collateral hereunder and may be applied to the Indebtedness owing under the Loan Documents in such order of application as Secured Party may elect in its sole discretion.

3.   **REPRESENTATIONS, WARRANTIES AND COVENANTS.**

3.1   **Benefit Received.** The provision of credit to Borrower pursuant to the Note is of value to Grantor, is reasonably expected to benefit Grantor, directly or indirectly, and is in furtherance of Grantor's personal and business interests.

3.2   **Recordkeeping.** Grantor covenants with Secured Party that Grantor shall at all times hereafter keep accurate and complete records of its finances, in accordance with sound accounting practices and U.S. generally accepted accounting principles consistently applied, all of which records shall be available for inspection during Grantor's usual business hours at the request of Secured Party.

3.3   **Asset Warranties.** Grantor represents and warrants to Secured Party that the Collateral comprising personal property is located at the premises of Grantor as provided for in each Grantor's signature block hereof or, except as otherwise permitted in writing by Secured Party, at a third party location subject to a

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landlord's warehouseman's waiver and consent in form substance satisfactory to Secured Party in its sole discretion, and is not in transit. None of the Collateral will be removed from such locations without prior written notice to Secured Party, except for use or sale in the ordinary course of business. The Collateral is not subject to any lien, encumbrance, mortgage or security interest whatsoever except for the security interests granted to Secured Party, except a security interest in certain assets of PRB I LLC in favor of TCA GLOBAL CREDIT MASTER FUND, LP ("TCA"), which is subject to that certain Intercreditor Agreement dated as of January 23, 2015, by and between TCA, Secured Party, and Borrower. Grantor shall not permit any lien, encumbrance, mortgage or security interest whatsoever to attach to any of the Collateral, except in favor of Secured Party.

3.4 **Verification of Accounts.** After the occurrence of a Default hereunder, Secured Party shall have the right, at any time or times hereafter, in Secured Party's or in Grantor's name, to verify the validity, amount or any other matter relating to any Accounts, by mail, telephone, facsimile, e-mail or otherwise.

3.5 **Appointment of Secured Party as Grantor's Attorney-in-Fact.** Grantor hereby irrevocably designates, makes, constitutes and appoints Secured Party (and all persons designated by Secured Party in writing to Grantor) as Grantor's true and lawful attorney-in-fact, and authorizes Secured Party, in Grantor's or Secured Party's name, to do the following: at any time after the occurrence of a Default, (i) demand payment of Accounts of Grantor; (ii) enforce payment of Accounts of Grantor by legal proceedings or otherwise; (iii) exercise all of Grantor's rights and remedies with respect to proceedings brought to collect any Account; (iv) sell or assign any Account of Grantor upon such terms, for such amount and at such time or times as Secured Party deems advisable; (v) settle, adjust, compromise, extend or renew any Account of Grantor; (vi) discharge and release any Account of Grantor; (vii) prepare, file and sign Grantor's name on any proof of claim in bankruptcy or other similar document against any Account Debtor; (viii) have access to any postal box of Grantor and notify the post office authorities to change the address for delivery of Grantor's mail to an address designated by Secured Party; and (ix) do all other acts and things which are necessary, in Secured Party's discretion, to fulfill the Obligations under this Agreement and the other Loan Documents. Secured Party shall not exercise its rights arising as a result hereof until after the occurrence of a Default hereunder.

3.6 **Notice to Account Debtors.** Following the occurrence of a Default under this Agreement, Secured Party may, in its sole discretion, at any time or times, without prior notice to Grantor, notify any or all Account Debtors that the Accounts of Grantor have been assigned to Secured Party, that Secured Party has a security interest therein, and that all payments upon such Accounts be made directly to Secured Party or as otherwise specified by Secured Party.

3.7 **Safekeeping of Assets and Asset Covenants.** Secured Party shall not be responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to all or any part of the Collateral; (c) any diminution in the value of all or any part of the Collateral; or (d) any act or default of any carrier, warehouseman processor, bailee, forwarding agency or any other person with respect to all or any part of the Collateral. All risk of loss, damage, destruction or diminution in value of all or any part of the Collateral of Grantor shall be borne by Grantor.

3.8 **Insurance.** Grantor shall at all times maintain a liability policy of insurance and property policy of insurance (insuring the Collateral at all times against all hazards specified by Secured Party, including, without limitation, fire, theft and risks covered by extended coverage insurance), and such policies shall include endorsements reflecting Secured Party as additional insured and lender's loss payee. Such policies of insurance shall be satisfactory to Secured Party as to form, amount and insurer. Grantor shall furnish certificates, policies or endorsements to Secured Party as proof of such insurance, and if Grantor fails to do so, Secured Party is authorized but not required to obtain such insurance at Grantor's expense. All policies shall provide for at least

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thirty (30) days prior written notice to Secured Party of cancellation or non-renewal. Secured Party may act as attorney-in-fact for Grantor in making, adjusting and settling any claims under any such insurance policies. Grantor hereby assigns to Secured Party all of its right, title and interest to any insurance policies insuring the Collateral, including, without limitation, all rights to receive the proceeds of insurance, and directs all insurers to pay all such proceeds directly to Secured Party and authorizes Secured Party to endorse Grantor's name on any instrument for such payment.

      3.9   **Transfer of Collateral**. Grantor shall not sell, lease, transfer, assign or otherwise dispose of any of the Collateral or any interest therein without the prior written consent of Secured Party in each instance, except Inventory sold to buyers in the ordinary course of business.

      3.10   **Damage to Collateral**. Grantor shall notify Secured Party in writing within two (2) Business Days of Grantor's learning of any destruction of, or any substantial damage to, any of the Collateral.

      3.11   **Change of Place of Business**. Grantor shall immediately notify Secured Party in writing of any change in any of its place of business or the opening of any new place of business.

      3.12   **Inspection**. Grantor shall at all times during normal business hours allow Secured Party or its agents to examine and inspect the Collateral wherever located as well as Grantor's books and records, and to make extracts and copies of them, it being understood that Secured Party shall use reasonable efforts in the normal course of its operations to keep confidential all such information that (a) is not in the public domain, and (b) is not required to be disclosed by any court, agency or authority of competent jurisdiction, provided, however, that the requirement to keep such information confidential shall not apply to the extent necessary in order for Secured Party to foreclose on or otherwise deal with the Collateral in Secured Party's best interests upon the occurrence of a Default.

      3.13   **Mergers, Etc**. Grantor shall not become a party to any consolidation, merger, liquidation or dissolution or organize, purchase, assume or acquire any subsidiary or joint venture or partnership interest or interest in any other business entity, without the prior written consent of Secured Party. None of Grantors shall issue any additional stock, warrant, option or other ownership interest without prior written consent of Secured Party.

      3.14   **Change of Name**. Grantor represents and warrants that Grantor's exact legal name is as set forth in the first paragraph of this Agreement. Grantor shall notify Secured Party thirty (30) days in advance of any intended change of Grantor's name or form of organization, and will notify Secured Party when such change becomes effective.

      3.15   **Organization**. Grantor represents and warrants that (i) it is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) Grantor is duly qualified as a foreign organization in good standing in each state in which the failure to so qualify would have a material adverse effect on its business; and (iii) that the place of organization and other information set forth below Grantor's signature is true and correct. Grantor shall not change its state of organization.

      3.16   **Authority**. Grantor represents and warrants that Grantor has full corporate right and power to enter into and perform its obligations under this Agreement and the other Loan Documents to which Grantor is a party, and is the owner and has possession or control of the Collateral and Proceeds. The execution, delivery and performance of this Agreement and the other Loan Documents to which Grantor is a party have been duly authorized by all necessary corporate action of Grantor, and this Agreement and the other Loan Documents to

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which Grantor is a party constitute valid and binding obligations of Grantor enforceable against Grantor in accordance with their respective terms, subject to applicable bankruptcy, reorganization, insolvency or similar laws affecting the enforcement of creditor's rights generally.

3.17   **No Conflicts.** Grantor represents and warrants that the execution, delivery and performance by Grantor of this Agreement and each of the other Loan Documents do not and shall not: (a) contravene or constitute a default (or an event that, with due notice or the lapse of time, or both, would constitute a default) under or result in any breach of, or cause or permit the acceleration of the maturity of any debt or obligation pursuant to, Grantor's Articles of Organization and Operating Agreement or any document, commitment or other agreement to which Grantor is a party or by which any of Grantor's property is bound; or (b) violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority applicable to Grantor.

3.18   **Actions or Proceedings.** Grantor represents and warrants that there are no actions or proceedings which are pending or, to the knowledge of Grantor, threatened against Grantor which might result in any material and adverse change in its financial condition or materially affect the Collateral pledged hereunder.

3.19   **Violation of Law.** Grantor represents and warrants that Grantor is not in violation of any applicable federal, state, municipal or county statute, regulation or ordinance which may materially and adversely affect its business, property, assets, operations, conditions, financial or otherwise, or any portion of the Collateral. Grantor agrees that, so long as any Obligations shall remain unpaid or outstanding, Grantor shall comply with all applicable laws, rules, regulations, and orders (such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments, and governmental charges imposed upon Grantor or upon Grantor's property).

3.20   **Consents.** Grantor represents and warrants that all authorizations, consents, approvals, registrations, exemptions and licenses required to be obtained by Grantor or which are necessary for the borrowing contemplated by the Note and the other Loan Documents, or the liens and security interests hereunder, and the execution and delivery by Grantor of the Note, this Agreement, and the Loan Documents to which Grantor is a party, and the performance by Grantor of each of Grantor's obligations hereunder and thereunder, if any, have been obtained and are in full force and effect. The liens and security interests granted hereunder are not restricted or otherwise limited, by the requirement of a consent or otherwise, by any operating agreement of Grantor or any of its subsidiaries or affiliates.

3.21   **Accuracy of Information.** Grantor represents and warrants that all factual information heretofore or contemporaneously furnished by or on behalf of Grantor to Secured Party for purposes of or in connection with the Note or any transaction contemplated hereby is, and all other factual information hereafter furnished by or on behalf of Grantor to Secured Party will be, true and accurate in every material respect on the date as of which such information is dated or certified, and Grantor has not omitted and will not omit any material fact necessary to prevent such information from being false or misleading. Grantor has disclosed to Secured Party in writing all facts which might materially and adversely affect the credit, financial condition, affairs or prospects of Grantor, or Grantor's ability to perform Grantor's obligations under the Note.

3.22   **Liens.** Grantor represents and warrants that Grantor has the exclusive right to grant a security interest in the Collateral and Proceeds, and all Collateral and Proceeds are genuine, free from liens, adverse claims, setoffs, default, prepayment, defenses and conditions precedent of any kind or character, except the lien created hereby or as otherwise agreed to by Secured Party, or as heretofore disclosed by Grantor to Secured Party, in writing, provided that any such lien shall at all times remain junior to the priority of Secured Party's Lien in the Collateral and Proceeds. Grantor shall not, without the prior written consent of Secured Party, create, incur, assume or suffer to exist any lien, security interest, encumbrance or other claim of any nature whatsoever on any of its assets, including, without limitation, the Collateral.

4.   **DEFAULTS, RIGHTS AND REMEDIES OF SECURED PARTY.**

4.1   **Defaults.** Each of the following occurrences shall constitute a "Default" under this Agreement:

4.1.1   if a default occurs in the payment of any principal of, interest on, or other obligation with respect to, the Note, whether at the due date thereof or upon acceleration thereof,

4.1.2   if any representation or warranty of Grantor made in the Note or in this Agreement shall have been false or misleading in any material respect, or shall have contained any material omission, as of the date hereof;

4.1.3   if a default occurs in the due observance or performance of any covenant or agreement on the part of Grantor (other than payment) to be observed or performed pursuant to the terms of this Agreement, the Note or other Loan Document and such default remains uncured for three (3) Business Days after written notice thereof from Secured Party;

4.1.4   if Grantor shall (i) discontinue its business, (ii) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of Grantor or any of its property, (iii) make a general assignment for the benefit of creditors, or (iv) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors, or take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation laws or statutes, or file an answer admitting the material allegations of a petition filed against it in any proceeding under any such law;

4.1.5   if there shall be filed against Grantor an involuntary petition seeking reorganization of Grantor or the appointment of a receiver, trustee, custodian or liquidator of Grantor or a substantial part of its assets, or an involuntary petition under any bankruptcy, reorganization or insolvency law of any jurisdiction, whether now or hereafter in effect and such involuntary petition shall not have been dismissed within ninety (90) days after it was filed;

4.1.6   if final judgment(s) for the payment of money in excess of an aggregate of $100,000 (excluding any portion thereof that an insurance company of nationally recognized standing and creditworthiness has agreed to pay) shall be rendered against Grantor and the same shall remain undischarged for a period of thirty (30) days;

4.1.7   if there occurs any event that may have a material adverse effect on the condition, financial or otherwise, or operations of Grantor (as they are currently conducted and as they are proposed to be conducted), or on any material assets developed, owned, controlled, licensed, possessed, or used by Grantor;

4.1.8   if a notice of lien, levy, or assessment is filed or recorded with respect to all or a material part of the assets of Grantor or the Collateral by the United States, or any Department, agency or instrumentality thereof, or by any state, county, municipality or other governmental agency or any taxes or debts owing at any time or times hereafter to any one or more of them become a lien upon all or a material part of the Collateral the

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effect of which is reasonably likely to reduce the Company's ability to repay principal or interest under the Note when due;

4.1.9 if all or any material part of the Collateral is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors;

4.1.10 if Secured Party shall receive at any time a UCC report indicating that Secured Party's security interest is not in the same priority position as when the security interest was perfected;

4.1.11 if Secured Party deems itself insecure;

4.1.12 if any Loan Document ceases to be in full force and effect or any lien with respect to any material portion of the Collateral intended to be secured thereby ceases to be, or is not, valid, perfected and prior to all other liens or is terminated, revoked, declared void as a result of any act of Grantor, any guarantor of the Indebtedness, or any third party; or

4.1.13 the death or incapacity of Grantor, Borrower or any guarantor of the obligations hereunder, if an individual; the dissolution or liquidation of Grantor, Borrower or any such guarantor if a corporation, partnership, joint venture or other type of entity; or Grantor, Borrower or any guarantor of the obligations hereunder, or any of Grantor's, Borrower's or guarantor's directors, shareholders or members, shall take action seeking to effect the dissolution or liquidation of such Borrower or guarantor.

4.2 **Rights and Remedies**

4.2.1 **Rights and Remedies Generally**. Upon the occurrence of a Default and at any time thereafter during the continuance of such Default, all of the Obligations shall, at Secured Party's option and without notice be immediately due and payable in cash, without presentment, demand, protest, notice of dishonor, notice of acceleration or notice of intent to accelerate, all of which are hereby expressly waived by Debtor. In addition, upon the occurrence of a Default and at any time thereafter during the continuance of such Default, Secured Party shall have, in addition to any other rights and remedies contained in this Agreement, the Note or in any of the other Loan Documents, all of the rights and remedies of a secured party under the Uniform Commercial Code as then in effect in Washington (the "Code"), or other applicable stated and/or federal laws, all of which rights and remedies shall be cumulative, and non-exclusive, to the extent permitted by law; provided, however, that upon the occurrence of any Event of Default described in Sections 4.1.4 or 4.1.5 hereof, any and all Obligations shall automatically and immediately become due and payable to Secured Party, both as to principal and interest (including any deferred interest and any accrued and unpaid interest and any default interest), without notice or demand of any kind and shall thereafter accrue interest at the Default Rate under the Note until paid in full. In addition to all such rights and remedies, the sale, lease or other disposition of the Collateral, or any part thereof, by Secured Party after the occurrence of a Default and at any time thereafter during the continuance of such Default, may be for cash, credit or any combination thereof, and Secured Party may purchase all or any part of the Collateral at public or, if permitted by law, private sale, and in lieu of actual payment of such purchase price, may set-off the amount of such purchase price against the Obligations then owing. Any sales of such Collateral may be adjourned from time to time with or without notice. Secured Party may, in its sole discretion, cause the Collateral to remain on the premises of Grantor, at Grantor's expense, pending sale or other disposition of such Collateral. At such times, Secured Party shall have the right to repair, process, preserve, protect and maintain the Collateral and make such replacements thereof and additions thereto as Secured Party may deem

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advisable. Secured Party shall have the right to conduct such sales on the premises of Grantor, at Grantor's expense, or elsewhere, on such occasion or occasions as Secured Party may see fit.

4.2.2 **Entry Upon Premises and Access to Information.** Upon the occurrence of a Default and at any time thereafter during the continuance of such Default, Secured Party shall have the right to enter upon (to the exclusion of Grantor) the premises of Grantor where the Collateral is located (or is believed to be located) without any obligation to pay rent to Grantor, or any other place or places where such Collateral is believed to be located and kept, and remove such Collateral therefrom to the premises of Secured Party or any agent of Secured Party, for such time as Secured Party may desire, in order effectively to collect or liquidate such Collateral or to retain such Collateral in satisfaction of the Obligations, and/or Secured Party may require Grantor to assemble such Collateral and make it available to Secured Party at a place or places to be designated by Secured Party. Upon the occurrence of a Default and at any time thereafter during the continuance of such Default, Secured Party shall have the right to obtain access to Grantor's data processing equipment, computer hardware and software relating to the Collateral and to use all of the foregoing and the information contained therein in any manner Secured Party deems appropriate; and Secured Party shall have the right to notify post office authorities to change the address for delivery of Grantor's mail to an address designated by Secured Party and to receive, open and process all mail addressed to Grantor.

4.2.3 **Sale or Other Disposition of Collateral by Secured Party.** Any notice required to be given by Secured Party of a sale, lease or other disposition or other intended action by Secured Party, with respect to any of the Collateral, which is deposited in the United States mails, postage prepaid and duly addressed to Grantor at the address as specified in Section 5.9, at least ten (10) days prior to such proposed action shall constitute fair and reasonable notice to Grantor of any such action. The net proceeds realized by Secured Party upon any such sale or other disposition, after deduction for the expense of retaking, holding, preparing for sale, selling or the like and the reasonable attorneys' and paralegals' fees and legal expenses incurred by Secured Party in connection therewith, shall be applied as provided herein toward satisfaction of the Obligations. Secured Party shall account to Grantor for any surplus realized upon such sale or other disposition, and Borrower shall remain liable for any deficiency. The commencement of any action, legal or equitable, or the rendering of any judgment or decree for any deficiency shall not affect Secured Party's security interest in the Collateral until the Obligations are fully paid. Upon the occurrence of a Default and at any time thereafter during the continuance of such Default, Secured Party shall have the right to commence, continue or defend proceedings in any court of competent jurisdiction in the name of Secured Party, the "Receiver" (as hereinafter defined) or Grantor for the purpose of exercising any of the rights, powers and remedies set out in this Section 4.2, including, without limitation, the institution of proceedings for the appointment of a Receiver. Grantor agrees that Secured Party has no obligation to preserve rights to the Collateral against any other Person. Upon the occurrence of a Default and at any time thereafter during the continuance of such Default, Secured Party is hereby granted a license or other right to use, without charge, Grantor's labels, patents, copyrights, rights of use of any name, trade secrets, trade names, tradestyles, trademarks, service marks and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale and selling any such Collateral, and Grantor's rights under all licenses and all franchise agreements shall inure to Secured Party's benefit until the Obligations are paid.

4.2.4 **Third Person Waiver.** Grantor waives any right it may have to require Secured Party to pursue any third person for any of the Indebtedness secured hereunder.

4.2.5 **Sale on Credit.** If Secured Party sells any of the Collateral upon credit, Borrower will be credited only with payments actually made by the purchaser, received by Secured Party and applied to the

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indebtedness of the purchaser. In the event the purchaser fails to pay for the Collateral, Secured Party may resell the Collateral and Borrower shall be credited with the proceeds of the sale.

4.2.6 **Application of Payments.** Notwithstanding any contrary provision contained in this Agreement or in any of the other Loan Documents, Grantor irrevocably waives the right to direct the application of any and all payments at any time or times hereafter received by Secured Party from Grantor or with respect to any of the Collateral, and Grantor does hereby irrevocably agree that Secured Party shall have the continuing exclusive right to apply and reapply any and all payments received at any time or times hereafter, whether with respect to the Collateral or otherwise, against the Obligations in such manner as Secured Party may deem advisable, notwithstanding any entry by Secured Party upon any of its books and records.

4.2.7 **Marshaling; Payments Set Aside.** Secured Party shall be under no obligation to marshal any assets in favor of Grantor or any other Person or against or in payment of any or all of the Obligations. To the extent that Grantor makes a payment or payments to Secured Party or Secured Party enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state, federal or foreign law, common law or equitable cause, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made, or such enforcement or setoff had not occurred.

4.2.8 **Appointment of Receiver.** Upon the occurrence of a Default, Secured Party shall have the right to appoint any Person to be an agent or any Person to be a receiver, manager or receiver and manager (the "Receiver") of the Collateral and to remove any Receiver so appointed and to appoint another if Secured Party so desires; it being agreed that any Receiver appointed pursuant to the provisions of this Agreement will have all of the powers of Secured Party hereunder, and in addition, will have the power to carry on the business of Grantor. The Receiver will be deemed to be the agent of Grantor for the purpose of establishing liability for the acts or omissions of the Receiver and Secured Party will not be liable for such acts or omissions and, without restricting the generality of the foregoing, Grantor hereby irrevocably authorizes Secured Party to give instructions to the Receiver relating to the performance of its duties as set forth herein.

4.2.9 **Advice of Counsel.** Grantor acknowledges that it has been advised by its counsel with respect to this transaction and this Agreement, including without limitation any waivers contained herein.

5. **MISCELLANEOUS.**

5.1 **Waiver.** Secured Party's failure, at any time or times hereafter, to require strict performance by Grantor of any provision of this Agreement shall not waive, affect or diminish any right of Secured Party thereafter to demand strict compliance and performance therewith. Any suspension or waiver by Secured Party of a Default under this Agreement or a default under any of the other Loan Documents shall not suspend, waive or affect any other Default under this Agreement or any other default under any of the other Loan Documents, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character. None of the undertakings, agreements, warranties, covenants and representations of Grantor contained in this Agreement or any of the other Loan Documents, and no Default under this Agreement or default under any of the other Loan Documents, shall be deemed to have been suspended or waived by Secured Party unless such suspension or waiver is in writing signed by an officer of Secured Party, and directed to Grantor specifying such suspension or waiver. This Agreement shall not be qualified or supplemented by course of dealing.

126390.0003/6252718.1

5.2   **Costs and Attorneys' Fees.** If at any time or times hereafter Secured Party employs counsel in connection with protecting or perfecting Secured Party's security interest in the Collateral or in connection with any matters contemplated by or arising out of this Agreement, whether (a) to commence, defend, or intervene in any litigation or to file a petition, complaint, answer, motion or other pleading, (b) to take any other action in or with respect to any suit or proceeding (bankruptcy or otherwise), (c) to consult with officers of Secured Party to advise Secured Party with respect to this Agreement or the other Loan Documents or the Collateral, (d) to protect, collect, lease, sell, take possession of, or liquidate any of the Collateral, or (e) to attempt to enforce or to enforce any security interest in any of the Collateral, to attempt to enforce or to enforce any rights of Secured Party to collect any of the Obligations, then in any of such events, all of the reasonable attorneys' fees arising from such services, and any expenses, costs and charges relating thereto, including without limitation all reasonable fees of the paralegals and other staff employed by such attorneys, together with interest at the rate prescribed in the Note and shall be part of the Obligations, payable on demand and secured by the Collateral. Such interest shall accrue at the times, and in the manner, provided for in the Note.

5.3   **Expenditures by Secured Party.** If Grantor shall fail to pay taxes, insurance, assessments, costs or expenses which Grantor is, under any of the terms hereof or of any of the other Loan Documents, required to pay, or fails to keep the Collateral free from other security interests, liens or encumbrances, except as permitted herein, Secured Party may, in its sole discretion, after notice to Grantor, make expenditures for any or all of such purposes, and the amount so expended, together with interest thereon at the rate prescribed in the Note and shall be part of the Obligations, payable on demand and secured by the Collateral.

5.4   **Custody and Preservation of Collateral.** Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of any of the Collateral in its possession if it takes such action for that purpose as Grantor shall request in writing, but failure by Secured Party to comply with any such request shall not of itself be deemed a failure to exercise reasonable care, and no failure by Secured Party to preserve or protect any right with respect to such Collateral against prior parties, or to do any act with respect to the preservation of such Collateral not so requested by Grantor, shall of itself be deemed a failure to exercise reasonable care in the custody or preservation of such Collateral.

5.5   **Assignability; Parties.** This Agreement may not be assigned by Grantor without the prior written consent of Secured Party. Secured Party may assign its rights and interests under this Agreement. If an assignment is made, Grantor shall render performance under this Agreement to the assignee. Grantor waives and will not assert against any assignee any claims, defenses or set-offs which Grantor could assert against Secured Party, except defenses which cannot be waived. Whenever in this Agreement there is reference made to any of the parties hereto, such reference shall be deemed to include, wherever applicable, a reference to the successors and permitted assigns of Grantor and the successors and assigns of Secured Party.

5.6   **Applicable Law of Severability.** This Agreement shall be construed in all respects in accordance with, and governed by, the internal laws (as opposed to conflict of laws principles) of the state of Washington. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement. The parties hereto consent to the jurisdiction and venue of the state and federal courts sitting in King County, Washington in any action or judicial proceeding brought to enforce, or construe or interpret this Agreement.

126390.0003/6252718.1

5.7   **Section Titles.** The section and subsection titles contained in this Agreement shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties.

5.8   **Continuing Effect.** This Agreement, Secured Party's security interests in the Collateral of Grantor, and all of the other Loan Documents shall continue in full force and effect so long as any Obligations of Grantor shall be owed to Secured Party.

5.9   **Notices.** Except as otherwise expressly provided herein, any notice required or desired to be served, given or delivered hereunder shall be in writing, and shall be deemed to have been validly served, given or delivered upon the earlier of (a) personal delivery to the address set forth below (b) delivery by facsimile or similar means of delivery and (c) in the case of mailed notice, three (3) days after deposit in the United States mail, with proper postage for certified mail, return receipt requested, prepaid, or in the case of notice by Federal Express or other reputable overnight courier service, one (1) Business Day after delivery to such courier service, addressed to the party to be notified at the address set forth below their signatures to this Agreement, or to such other address as each party designates to the other in writing.

5.10   **Equitable Relief.** Grantor recognizes that, in the event Grantor fails to perform, observe or discharge any of its obligations or liabilities under this Agreement, any remedy at law may prove to be inadequate relief to Secured Party; therefore, Grantor agrees that Secured Party, if Secured Party so requests, shall be entitled to temporary and permanent injunctive relief.

5.11   **Entire Agreement.** This Agreement, together with the Loan Documents executed in connection herewith, constitutes the entire Agreement among the parties with respect to the subject matter hereof, and supersedes all prior written or oral understandings with respect thereto. This Agreement may be amended only by mutual agreement of the parties evidenced in writing and signed by the party to be charged therewith.

5.12   **Indemnity.** Grantor agrees to defend, protect, indemnify and hold harmless Secured Party and each and all of its respective officers, directors, employees, attorneys and agents ("Indemnified Parties") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, the fees and disbursements of counsel for the Indemnified Parties in connection with any investigative, administrative or judicial proceeding, whether or not the Indemnified Parties shall be designated by a party thereto), which may be imposed on, incurred by, or asserted against any Indemnified Party (whether direct, indirect or consequential and whether based on any federal, state, local or foreign laws or other statutory regulations, including without limitation securities, environmental and commercial laws and regulations, under common law or at equitable cause, or on contract or otherwise) in any manner relating to or arising out of this Agreement or the other Loan Documents, or any act, event or transaction related or attendant thereto (including any liability under federal, state, local or foreign environmental laws or regulations); provided, that Grantor shall not have any obligation to any Indemnified Party hereunder with respect to matters caused by or resulting from the willful misconduct or gross negligence of such Indemnified Party. To the extent that the undertaking to indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is in violation of any law or public policy, Grantor shall contribute the maximum portion which it is permitted to pay and satisfy under applicable law, to the payment and satisfaction of all matters incurred by the Indemnified Parties. Any liability, obligation, loss, damage, penalty, cost or expense due to the Indemnified Parties shall be paid to the Indemnified Parties on demand, together with interest thereon at the rate prescribed for in the Note from the date incurred by the Indemnified Parties until paid by Grantor, be added to the Obligations and be secured by the Collateral. The

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provisions of and undertakings and indemnifications set out in this Section 5.12 shall survive the satisfaction and payment of the Obligations.

5.13   **Representations and Warranties.** Notwithstanding anything to the contrary contained herein, each representation or warranty contained in this Agreement or any of the other Loan Documents shall survive the execution and delivery of this Agreement and the other Loan Documents and the repayment of the Obligations.

5.14   **Counterparts; Facsimiles.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. For purposes of this Agreement, facsimile and electronically transmitted signatures shall be deemed to be original signatures. In addition, if any of the parties sign facsimile copies of this Agreement, such copies shall be deemed originals.

5.15   **Conflict.** To the extent that any provision or term of this Agreement or the Note conflict with any provision or term herein, the term or provision of this Agreement shall govern.

5.16   **Statute of Limitations.** Until all Indebtedness shall have been paid in full and all commitments by Secured Party to extend credit to Borrower have been terminated, the power of sale or other disposition and all other rights, powers, privileges and remedies granted to Secured Party hereunder shall continue to exist and may be exercised by Secured Party at any time and from time to time irrespective of the fact that the Indebtedness or any part thereof may have become barred by any statute of limitations, or that the personal liability of Borrower may have ceased, unless such liability shall have ceased due to the payment in full of all Indebtedness secured hereunder.

5.17   **Statutory Notice.** ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

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126390.0003/6252718.1

IN WITNESS WHEREOF, this Agreement has been duly executed as of the day and year first above written.

GRANTORS:

KCI RESTAURANT I LLC,
a Delaware limited liability company

By KCI INVESTMENTS, LLC, its Managing Member

By: ______________________
Kenneth M. Antos, Manager

Grantor's Address: 4033 S. Dean Martin Drive
Las Vegas, NV 89103

If Grantor is an entity created by filing, state of organization and state organization number:
DE 5323101

KCI RESTAURANT II LLC,
a Delaware limited liability company,

By KCI INVESTMENTS, LLC, its Managing Member

By: ______________________
Kenneth M. Antos, Manager

Grantor's Address: 4033 S. Dean Martin Drive
Las Vegas, NV 89103

If Grantor is an entity created by filing, state of organization and state organization number:
DE 5475259

PRB I LLC, a Delaware limited liability company

By KCI INVESTMENTS, LLC, its Managing Member

By: ______________________
Kenneth M. Antos, Manager

Grantor's Address: 4033 S. Dean Martin Drive
Las Vegas, NV 89103

If Grantor is an entity created by filing, state of organization and state organization number:
DE 5483496

SECURED PARTY:

CBC PARTNERS I, LLC
a Washington limited liability company

By______________________
John Otter, Authorized Representative

Secured Party's Address: 777 108th Ave NE, Suite 1895
Bellevue, WA 98004

KCI Subsidiaries Security Agreement Signature Page

~ This page intentionally left blank ~

THE SECURITIES EVIDENCED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF SUCH SECURITIES REASONABLY SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

January 23, 2015

WARRANT TO PURCHASE COMMON STOCK
OF
PREFERRED RESTAURANT BRANDS, INC.

Company:	Preferred Restaurant Brands, Inc., a Florida corporation
Class of Securities:	Common Stock
Number of Shares:	500,000
Initial Exercise Price:	$0.40 per share
Issue Date:	January 23, 2015
Expiration Date:	January 23, 2020

THIS WARRANT CERTIFIES THAT, in consideration of the extension of certain loans and credit to the Company's affiliate, KCI Investments, LLC, and for other good and valuable consideration, CBC Partners I, LLC or its assignee ("Holder") is entitled to purchase the number of common stock (the "Common Stock" or "Shares") of Preferred Restaurant Brands, Inc. f/k/a Dixie Foods International, Inc. (the "Company") at the initial exercise price per Share (the "Warrant Price") all as set forth above and as adjusted pursuant to Article 2 of this Warrant, subject to the provisions and upon the terms and conditions set forth in this Warrant.

ARTICLE 1. EXERCISE.

1.1 Method of Exercise. Holder may exercise this Warrant by delivering this Warrant and a duly executed Notice of Exercise in substantially the form attached as Exhibit A to the principal office of the Company. Unless Holder is exercising the conversion right set forth in Section 1.2, Holder shall also deliver to the Company a check for the aggregate Warrant Price for the Shares being purchased.

1.2 Conversion Right. In lieu of exercising this Warrant as specified in Section 1.1, the Holder hereof shall have the right to convert this Warrant or any portion hereof into Shares by executing and delivering to the Company at its principal office a Notice of Conversion in substantially the form attached as Exhibit A, specifying the portion of the Warrant to be converted, and accompanied by this Warrant. The number of Shares to be issued to Holder upon such conversion shall be computed using the following formula:

$$X = (P)(Y)(A-B)/A$$

1

Where   X =   the number of shares of Common Stock to be issued to the Holder for the portion of the Warrant being converted;

P =   the portion of the Warrant being converted expressed as a decimal fraction;

Y =   the total number of shares of Common Stock issuable upon exercise of the Warrant in full;

A =   the Fair Market Value on the date of conversion; and

B =   the Warrant Price on the date of conversion.

Any portion of this Warrant that is converted shall be immediately canceled. This Warrant or any portion hereof shall be deemed to have been converted immediately prior to the close of business on the date of its surrender for conversion as provided above, and the person entitled to receive the Shares issuable upon such conversion shall be treated for all purposes as Holder of such Shares of record as of the close of business on such date. As promptly as practicable after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate for the number of full Shares issuable upon such conversion. If the Warrant shall be converted for less than the total number of Shares then issuable upon conversion, promptly after surrender of the Warrant upon such conversion, the Company will execute and deliver a new Warrant, dated the date hereof, evidencing the right of the Holder to the balance of the Shares purchasable hereunder upon the same terms and conditions set forth herein. The fair market value of the Shares shall be determined pursuant to Section 1.3

1.3   Fair Market Value. If the Shares are traded regularly in a public market, the fair market value of the Shares shall be the closing price of the Shares reported for the business day immediately before Holder delivers its Notice of Exercise to the Company. If the Shares are not regularly traded in a public market, the Board of Directors of the Company shall determine fair market value in its reasonable good faith judgment. The foregoing notwithstanding, if Holder advises the Company in writing that Holder disagrees with such determination, then the Company and Holder shall promptly agree upon a reputable investment banking firm to undertake such valuation. If the valuation of such investment banking firm is twenty (20) percent or greater than that determined by the Board of Directors, then all fees and expenses of such investment banking firm shall be paid by the Company. In all other circumstances, such fees and expenses of such investment banking firm shall be shared equally between the Company and the Holder.

1.4   Delivery of Certificate and New Warrant. Within a reasonable time after Holder exercises this Warrant in the manner set forth in Section 1.1 or 1.2 above, the Company shall deliver to Holder a certificate representing the Shares issued to Holder upon such exercise and, if this Warrant has not been fully exercised and has not expired, a new warrant of like tenor representing the Shares not so acquired.

1.5   Replacement of Warrants. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor.

126390 0003/6253614 1

1.6   Repurchase on Sale, Merger, or Consolidation of the Company.

1.6.1   "Acquisition." For the purpose of this Warrant, "Acquisition" means any transaction or series of related transactions involving: (i) the sale , lease, exclusive license, or other disposition of all or substantially all of the assets of the Company; (ii) any merger or consolidation of the Company into or with another person or entity (other than a merger or consolidation effected exclusively to change the Company's domicile), or any other corporate reorganization, in which the shareholders of the Company in their capacity as such immediately prior to such merger, consolidation or reorganization, own less than a majority of the Company's (or the surviving or successor entity's) outstanding voting power immediately after such merger, consolidation or reorganization; or (iii) any sale or other transfer by the shareholders of the Company of shares representing at least a majority of the Company's then-total outstanding combined voting power.

1.6.2   Assumption of Warrant. If upon the closing of any Acquisition the successor entity assumes the obligations of this Warrant, then this Warrant shall be exercisable for the same securities, cash, and property as would be payable for the Shares issuable upon exercise of the unexercised portion of this Warrant as if such Shares were outstanding on the record date for the Acquisition and subsequent closing. The Warrant Price shall be adjusted accordingly. The Company shall use reasonable efforts to cause the surviving Company to assume the obligations of this Warrant.

1.6.3   Non-assumption. If upon the closing of any Acquisition the successor entity does not assume the obligations of this Warrant and Holder has not otherwise exercised this Warrant in full, then Holder shall have the option either to (a) deem this Warrant to have been automatically converted pursuant to Section 1.2 and thereafter Holder shall participate in the Acquisition on the same terms as other holders of the same class of securities of the Company; or (b) require the Company to purchase this Warrant for cash upon the closing of the Acquisition for an amount per Share equal to the price to be received by the other holders of the Common Stock of the Company.

ARTICLE 2.   ADJUSTMENTS TO THE SHARES.

2.1   Dividends, Splits, Etc. If the Company declares or pays a dividend on its Common Stock payable in Common Stock, or other securities, subdivides the outstanding Common Stock into a greater amount of Common Stock or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned the Shares of record as of the date the distribution or subdivision occurred. Appropriate adjustments shall also be made to the Warrant Price payable per Share, but the aggregate Warrant Price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same.

2.2   Reclassification, Exchange or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, Holder shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. Such an event shall include any automatic

3

conversion of the outstanding or issuable securities of the Company of the same class or series as the Shares or common stock pursuant to the terms of the Company's Articles of Incorporation upon the closing of a registered public offering of the Company's common stock. The Company or its successor shall promptly issue to Holder a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 2 including, without limitation, adjustments to the Warrant Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this Section 2.2 shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

2.3 **Adjustments for Combinations, Etc.** If the outstanding Shares are combined or consolidated, by reclassification or otherwise, into a lesser number of Shares, the Warrant Price shall be proportionately decreased.

2.4 **Subsequent Dilutive Equity Sales.** If the Company at any time while this Warrant is outstanding, shall offer, sell, grant any option or warrant to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option or warrant to purchase or other disposition) any Common Stock or any securities of the Company which would entitle the holder thereof to acquire at any time the Company's securities, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock ("Common Stock Equivalents") at an effective price per share less than the then Warrant Price (such lower price, the "Base Share Price" and such issuances collectively, a "Dilutive Issuance"), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Warrant Price, such issuance shall be deemed to have occurred for less than the exercise price), then, the Warrant Price shall be reduced to equal the Base Share Price and the number of shares of Common Stock issuable hereunder shall be increased such that the aggregate exercise price payable hereunder, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price prior to such adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the business day following the issuance of any Common Stock or Common Stock Equivalents subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms (such notice the "Dilutive Issuance Notice").

2.5 **No Impairment.** The Company shall not, by amendment of its Articles of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out all the provisions of this Article 2 and in taking all such action as may be necessary or appropriate to protect Holder's rights under this Article against impairment. If the Company takes any action affecting the Shares other than as described above that adversely affects Holder's rights under this Warrant, the Warrant Price shall be

4

adjusted downward and the number of Shares issuable upon exercise of this Warrant shall be adjusted upward in such a manner that the aggregate Warrant Price of this Warrant is unchanged.

2.6   Certificate as to Adjustments. Upon each adjustment of the Warrant Price, the Company at its expense shall promptly compute such adjustment, and furnish Holder with a certificate of its President setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish Holder a certificate setting forth the Warrant Price in effect upon the date thereof and the series of adjustments leading to such Warrant Price.

ARTICLE 3.   REPRESENTATIONS AND COVENANTS OF THE COMPANY.

3.1   Representations and Warranties. The Company hereby represents and warrants to the Holder as follows:

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties.

(b)   The Initial Exercise Price referenced on the first page of this Warrant is not greater than the price per share at which shares of Company Common Stock were issued immediately prior to the Issue Date hereof. As of the Issue Date, the Company is authorized to issue up to 15,000,000 shares of preferred stock, none of which have been issued or are outstanding, and 100,000,000 shares of common stock of which 42,730,976 shares of common stock have been issued and are outstanding.

(c)   Except for this Warrant and the warrant previously issued to the Holder on December 18, 2014, there are only $500,000 worth of warrants issued to a single investor and no other options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, for the purchase or acquisition from the Company of any Shares or other securities in the Company.

(d)   All corporate action on the part of the Company, its Board of Directors, officers, and shareholders necessary for the authorization, execution and delivery of this Warrant, the performance of all obligations of the Company hereunder and the authorization, issuance (or reservation for issuance), sale and delivery of the Warrant and the underlying Shares upon the exercise or conversion of this Warrant have been taken by the Company. Shares issued to the Holder upon the Holder's exercise of the Warrant shall be validly issued, fully paid and non-assessable shares of Common Stock of the Company. This Warrant constitutes valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms.

(e)   The Company is permitted to issue Shares pursuant to the terms of its Articles of Incorporation and Bylaws and agrees to take all actions reasonably necessary to ensure that the Warrant issued hereunder are exercisable or convertible, as the case may be, by the Holder into Shares of the Company.

126390 0003/6253614.1

(f)   All Shares which may be issued upon the exercise of the purchase right represented by this Warrant, and all securities issuable upon conversion of the Warrant, shall, upon issuance, be validly issued, fully paid and non-assessable, and free of any liens and encumbrances.

3.2   Notice of Certain Events. If the Company proposes at any time (a) to declare any dividend or distribution upon its Shares, whether in cash, property, shares, or other securities and whether or not a regular cash dividend; (b) to offer for subscription pro rata to the holders of any class or series of its stock any additional Shares of any class or series or other rights; (c) to effect any reclassification or recapitalization of Shares; or (d) to merge or consolidate with or into any other Company, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up, then, in connection with each such event, the Company shall give Holder (i) at least 30 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of Shares will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (c) and (d) above; and (ii) in the case of the matters referred to in (c) and (d) above at least 30 days prior written notice of the date when the same will take place (and specifying the date on which the holders of Shares will be entitled to exchange their Shares for securities or other property deliverable upon the occurrence of such event).

ARTICLE 4.   MISCELLANEOUS.

4.1   Term Expiration. This Warrant is exercisable, in whole or in part, at any time and from time to time on or before the Expiration Date set forth above. If this Warrant has not been exercised prior to the Expiration Date, this Warrant shall be deemed to have been automatically exercised on the Expiration Date by "cashless" conversion pursuant to Section 1.2.

4.2   Legends. This Warrant and the Shares (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) shall be imprinted with a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT AND THE SECURITIES LAWS OF ANY STATE COVERING SUCH SECURITIES OR PURSUANT TO RULE 144 OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

4.3   Compliance with Securities Laws.

(a)   Holder certifies that it is an accredited investor as that term is defined in Regulation D having total assets of at least $5,000,000 and understands that the Warrant and the underlying common shares are not being registered under the Securities Act of 1933, as amended on the basis that the issuance is exempt under Section 4(a)(2) of the Act as a transaction by an issuer not involving any public offering and the Company's reliance on such exemption is predicated in part on the truth and accuracy of Holder's accredited investor status.

126390.0003/62536 14.1

(b)   This Warrant and the Shares issuable upon exercise of this Warrant (and the securities issuable, directly or indirectly, upon conversion of the Shares, if any) may not be transferred or assigned in whole or in part without compliance with applicable federal and state securities laws by the transferor and the transferee (including, without limitation, the delivery of an investment representation letter).

4.4   <u>Transfer Procedure</u>. Subject to the provisions of Section 4.3, Holder may transfer all or part of this Warrant or the Shares issuable upon exercise of this Warrant (or the securities issuable, directly or indirectly, upon conversion of the Shares, if any) by giving the Company notice of the portion of the Warrant being transferred setting forth the name, address and taxpayer identification number of the transferee and surrendering this Warrant to the Company for reissuance to the transferee(s) (and Holder, if applicable). Holder may transfer all or part of this Warrant to its "affiliates", as such term is defined in Rule 144 of the Securities Act of 1933, as amended, at any time provided that notice is given to the Company, and such affiliate shall then be entitled to all the rights of Holder under this Warrant and any related agreements, and the Company shall cooperate fully in ensuring that any Shares issued upon exercise of this Warrant is issued to in the name of the affiliate that exercises the Warrant. The terms and conditions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the holders hereof and their respective permitted successors and assigns.

4.5   <u>Notices</u>. All notices and other communications from the Company to the Holder, or vice versa, shall be deemed delivered and effective when given personally or mailed by first-class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company or the Holder, as the case may be, in writing by the Company or such Holder from time to time. All notices shall be addressed as follows:

If to Holder:

> CBC Partners I, LLC
> Attn: Alan Hallberg, Director and Chief Credit Officer
> 777 108th Ave NE, Suite 1895
> Bellevue, WA 98004

with a copy to:

> Lane Powell PC
> Attn: Stephanie Stephens
> 1420 Fifth Avenue, Suite 4200
> Seattle, WA 98101

If to Company:

> Preferred Restaurant Brands, Inc.
> Attn: Ken Antos
> 4033 S. Dean Martin Drive
> Las Vegas, NV 89103

126390.0003/6253614 1

4.6   Waiver. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

4.7   Attorneys' Fees. In the event of any dispute between the parties concerning the terms and provisions of this Warrant, the party prevailing in such dispute shall be entitled to collect from the other party all costs incurred in such dispute, including reasonable attorneys' fees.

4.8   Governing Law and Venue. This Warrant shall be governed by and construed in accordance with the laws of the State of Washington, without giving effect to its principles regarding conflicts of law. The parties agree that the venue of any dispute arising out of or in connection with this Warrant shall be in the state and federal courts in King County, Washington.

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126390.0003/6253614.1

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date written above.

                                        COMPANY: PREFERRED
                                        RESTAURANT BRANDS, INC.

                                        By: _____
                                            Ken Antos
                                        Its: President

HOLDER: CBC PARTNERS I, LLC

By:_____
    John Otter
Its: Authorized Manager Representative

EXHIBIT A

NOTICE OF EXERCISE OR CONVERSION

CHECK A BOX BELOW

☐ The undersigned hereby elects to purchase _____ Shares of Preferred Restaurant Brands, Inc. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such Shares in full.

☐ The undersigned hereby elects to convert the attached Warrant into Shares in the manner specified in Section 1.2 of the Warrant. This conversion is exercised with respect to _____ of the Shares covered by the Warrant.

Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name as is specified below:

> CBC Partners I, LLC
> 777 108th Avenue NE, Suite 1895
> Bellevue, WA 90004

Or Registered Assignee set forth below:

_____

_____

The undersigned represents that it is an "Accredited Investor" as defined under Rule 501(a) of the Securities Act of 1933, as amended and is acquiring the Shares solely for its own account and not as a nominee for any other party and not with a view toward the resale or distribution thereof except in compliance with applicable securities laws.

CBC Partners I, LLC or Registered
Assignee

_____
(Signature)

_____
(Date)

PRB Warrant (KCI)

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LIMITED LIABILITY COMPANY CERTIFICATE

January 23, 2015

TO: CBC PARTNERS I, LLC ("Lender")

The undersigned does hereby certify that this company, KCI INVESTMENTS, LLC, is a manager-managed limited liability company, that I am the sole manager thereof, and that this company has become the sole member in KCI RESTAURANT I LLC, KCI RESTAURANT II LLC, and PRB I LLC, each a limited liability company (individually and collectively, the "LLC").

The undersigned further certifies that any one of the following named persons whose positions are set forth opposite their names:

Name	Position
Kenneth M. Antos	Manager

be and they are hereby authorized and empowered for and on behalf of and in the name of this company and as this company's act and deed:

(a)   to act on behalf of this company in all transactions in which this company is acting as a member or manager in the LLC; and

(b)   to execute and deliver to Lender such contracts, instruments and documents, all in form and substance satisfactory to Lender, as Lender deems necessary or convenient to accomplish the purposes of this certificate.

The authority hereby conferred is in addition to that conferred by any other certificate heretofore or hereafter delivered by this company to Lender and shall continue in full force and effect until Lender shall have received notice in writing from this company of the revocation hereof. Any such revocation shall be effective only as to credit which is extended or committed by Lender, or actions which are taken by this company pursuant to the certifications contained herein, subsequent to Lender's receipt of such notice. The authority hereby conferred shall be deemed retroactive, and any and all acts authorized herein which were performed prior to the execution of this certificate are hereby approved and ratified.

The undersigned further certifies that the activities covered by the foregoing certifications constitute duly authorized activities of this company; that said certifications are now in full force and effect; and that there is no provision in any document pursuant to which this company is organized and/or which governs this company's continued existence limiting the power of the undersigned to make the certifications set forth herein, and that the same are in conformity with the provisions of all such documents.

_____
Kenneth M. Antos, Manager

LIMITED LIABILITY COMPANY CERTIFICATE

January 23, 2015

TO: CBC PARTNERS I, LLC ("Lender")

The undersigned do hereby certify that this company, PRB I LLC, is a member-managed limited liability company, that KCI INVESTMENTS, LLC (the "Managing Member") is the sole member and the managing member thereof, and that this company will benefit by any credit now or hereafter extended by Lender to the Managing Member.

The undersigned further certifies that any one of the following named persons whose positions with the Managing Member are set forth opposite their names:

<u>Name</u>	<u>Position</u>
Kenneth M. Antos	Manager

be and they are hereby authorized and empowered for and on behalf of and in the name of this company and as this company's act and deed:

(a)   to guarantee the repayment of any indebtedness of the Managing Member to Lender in any amount, whether heretofore, now or hereafter made, incurred or created;

(b)   to execute and deliver to Lender such continuing guaranties and endorsements, all in form and substance satisfactory to Lender, as Lender may request, together with such other contracts or instruments as Lender deems necessary or convenient to accomplish the purposes of this certificate and/or to perfect or continue the rights and remedies to be given to Lender pursuant hereto;

(c)   to mortgage, convey, pledge, grant, transfer, assign or otherwise hypothecate or encumber all or any part of this company's real or personal property for the purpose of securing payment of any indebtedness of the Managing Member to Lender; and

(d)   to execute and deliver to Lender such endorsements, deeds of trust, mortgages, pledge agreements, security agreements and/or other related documents, all in form and substance satisfactory to Lender, as Lender may request, together with such other contracts or instruments as Lender deems necessary or convenient to accomplish the purposes of this certificate and/or to perfect or continue the rights, remedies and security interests to be given to Lender pursuant hereto.

The authority hereby conferred is in addition to that conferred by any other certificate heretofore or hereafter delivered by this company to Lender and shall continue in full force and effect until Lender shall have received notice in writing from this company of the revocation hereof. Any such revocation shall be effective only as to credit which is extended or committed by Lender, or actions which are taken by this company pursuant to the certifications contained herein, subsequent to Lender's receipt of such notice. The authority hereby conferred shall be deemed retroactive, and any and all acts authorized herein which were performed prior to the execution of this certificate are hereby approved and ratified.

The undersigned further certify that the activities covered by the foregoing certifications constitute duly authorized activities of this company; that said certifications are now in full force and effect; and that there is no provision in any document pursuant to which this company is organized and/or which governs this company's continued existence limiting the power of the undersigned to make the certifications set forth herein, and that the same are in conformity with the provisions of all such documents.

KCI INVESTMENTS, LLC, as sole member and Managing Member

By: _____
Name: Kenneth M. Antos
Title: Manager

LIMITED LIABILITY COMPANY CERTIFICATE

January 23, 2015

TO: CBC PARTNERS I, LLC ("Lender")

The undersigned do hereby certify that this company, KCI RESTAURANT II LLC, is a member-managed limited liability company, that KCI INVESTMENTS, LLC (the "Managing Member") is the sole member and the managing member thereof, and that this company will benefit by any credit now or hereafter extended by Lender to the Managing Member.

The undersigned further certifies that any one of the following named persons whose positions with the Managing Member are set forth opposite their names:

<u>Name</u>	<u>Position</u>
Kenneth M. Antos	Manager

be and they are hereby authorized and empowered for and on behalf of and in the name of this company and as this company's act and deed:

(a)   to guarantee the repayment of any indebtedness of the Managing Member to Lender in any amount, whether heretofore, now or hereafter made, incurred or created;

(b)   to execute and deliver to Lender such continuing guaranties and endorsements, all in form and substance satisfactory to Lender, as Lender may request, together with such other contracts or instruments as Lender deems necessary or convenient to accomplish the purposes of this certificate and/or to perfect or continue the rights and remedies to be given to Lender pursuant hereto;

(c)   to mortgage, convey, pledge, grant, transfer, assign or otherwise hypothecate or encumber all or any part of this company's real or personal property for the purpose of securing payment of any indebtedness of the Managing Member to Lender; and

(d)   to execute and deliver to Lender such endorsements, deeds of trust, mortgages, pledge agreements, security agreements and/or other related documents, all in form and substance satisfactory to Lender, as Lender may request, together with such other contracts or instruments as Lender deems necessary or convenient to accomplish the purposes of this certificate and/or to perfect or continue the rights, remedies and security interests to be given to Lender pursuant hereto.

The authority hereby conferred is in addition to that conferred by any other certificate heretofore or hereafter delivered by this company to Lender and shall continue in full force and effect until Lender shall have received notice in writing from this company of the revocation hereof. Any such revocation shall be effective only as to credit which is extended or committed by Lender, or actions which are taken by this company pursuant to the certifications contained herein, subsequent to Lender's receipt of such notice. The authority hereby conferred shall be deemed retroactive, and any and all acts authorized herein which were performed prior to the execution of this certificate are hereby approved and ratified.

The undersigned further certify that the activities covered by the foregoing certifications constitute duly authorized activities of this company; that said certifications are now in full force and effect; and that there is no provision in any document pursuant to which this company is organized and/or which governs this company's continued existence limiting the power of the undersigned to make the certifications set forth herein, and that the same are in conformity with the provisions of all such documents.

KCI INVESTMENTS, LLC, as sole member and Managing Member

By: _____

Name: Kenneth M. Antos
Title: Manager

LIMITED LIABILITY COMPANY CERTIFICATE

January 23, 2015

TO: CBC PARTNERS I, LLC ("Lender")

The undersigned does hereby certify that this company, KCI INVESTMENTS, LLC, is a manager-managed limited liability company, that I am the sole manager thereof, and that this company has become the sole member in KCI RESTAURANT I LLC, KCI RESTAURANT II LLC, and PRB I LLC, each a limited liability company (individually and collectively, the "LLC").

The undersigned further certifies that any one of the following named persons whose positions are set forth opposite their names:

Name	Position
Kenneth M. Antos	Manager

be and they are hereby authorized and empowered for and on behalf of and in the name of this company and as this company's act and deed:

(a)   to act on behalf of this company in all transactions in which this company is acting as a member or manager in the LLC; and

(b)   to execute and deliver to Lender such contracts, instruments and documents, all in form and substance satisfactory to Lender, as Lender deems necessary or convenient to accomplish the purposes of this certificate.

The authority hereby conferred is in addition to that conferred by any other certificate heretofore or hereafter delivered by this company to Lender and shall continue in full force and effect until Lender shall have received notice in writing from this company of the revocation hereof. Any such revocation shall be effective only as to credit which is extended or committed by Lender, or actions which are taken by this company pursuant to the certifications contained herein, subsequent to Lender's receipt of such notice. The authority hereby conferred shall be deemed retroactive, and any and all acts authorized herein which were performed prior to the execution of this certificate are hereby approved and ratified.

The undersigned further certifies that the activities covered by the foregoing certifications constitute duly authorized activities of this company; that said certifications are now in full force and effect; and that there is no provision in any document pursuant to which this company is organized and/or which governs this company's continued existence limiting the power of the undersigned to make the certifications set forth herein, and that the same are in conformity with the provisions of all such documents.

_____
Kenneth M. Antos, Manager